Form 10-K, Exhibit 13
period 1994-01-30
MICHAELS STORES INC
filed 1994-04-29
CIK 740670

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

                                                                            FISCAL YEAR
                                                  ---------------------------------------------------------------
                                                     1993         1992         1991        1990(1)       1989
                                                  -----------  -----------  -----------  -----------  -----------
                                                          (IN THOUSANDS EXCEPT PER SHARE AND STORE DATA)
Results of Operations:
  Net sales.....................................  $   619,688  $   493,159  $   410,899  $   362,028  $   289,754
  Operating income..............................       41,356       34,263       25,643       20,694       14,900
  Income before extraordinary item..............       26,287       20,378       10,739        5,855           13
  Earnings per share............................         1.52         1.21          .87          .57          .00
Stores Open at End of Period....................          220          168          140          137          122
Balance Sheet Data:
  Currents assets...............................  $   291,012  $   170,021  $   125,873  $    84,572  $    92,133
  Total assets..................................      397,830      322,099      180,913      144,238      150,817
  Working capital...............................      181,816      104,462       74,786       44,080       58,680
  Long-term debt................................       97,750       97,750      --            52,983       73,168
  Total liabilities.............................      212,415      166,822       54,614       97,623      110,440
  Shareholders' equity..........................      185,415      155,277      126,299       46,615       40,377

- - ------------------------
(1)   Fiscal 1990 was a 53-week fiscal year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

    In fiscal years 1991, 1992 and 1993, the Company added 4, 28 and 54 stores, respectively. During these periods, the Company obtained a substantial portion of its sales increases from stores added during, or subsequent to, the prior comparable period and thus not yet included in comparable store sales comparisons. During these periods, sales from these newer stores accounted for approximately 55%, 56% and 88%, respectively, of aggregate sales increases. The Company intends to add approximately 70 to 75 stores in fiscal 1994, of which nine stores have been opened and 25 stores have been added through acquisitions. In fiscal 1994 and beyond, sales increases from newly opened and acquired stores will depend in part on the availability of suitable store sites, the rate of development of new stores, the availability of suitable acquisition candidates, and the Company's ability to hire and train qualified managers.

RESULTS OF OPERATIONS

    The following table shows the percentage of net sales that each item in the Consolidated Statements of Income represents. This table should be read in conjunction with the following discussion and with the Company's Consolidated Financial Statements, including the related notes.

                                                                                             FISCAL YEAR
                                                                                   --------------------------------
                                                                                     1993        1992        1991
                                                                                   --------    --------    --------
Net sales.......................................................................    100.0%      100.0%      100.0%
                                                                                   --------    --------    --------
Cost of sales and occupancy expense.............................................     65.2        65.6        66.8
Selling, general and administrative expense.....................................     28.1        27.5        27.0
                                                                                   --------    --------    --------
Operating income................................................................      6.7         6.9         6.2
Interest expense................................................................      1.0         0.0         1.7
Other (income) and expense, net.................................................     (1.2)        0.1         0.2
                                                                                   --------    --------    --------
Income before income taxes and extraordinary item...............................      6.9         6.8         4.3
Provision for income taxes......................................................      2.7         2.7         1.7
                                                                                   --------    --------    --------
Income before extraordinary item................................................      4.2         4.1         2.6
Extraordinary item..............................................................      0.0         0.0         0.9
                                                                                   --------    --------    --------
Net income......................................................................      4.2%        4.1%        1.7%
                                                                                   --------    --------    --------
                                                                                   --------    --------    --------

    In the discussion below, all percentages given for expense items are calculated as a percentage of sales for the applicable year.

FOR FISCAL 1993 COMPARED TO FISCAL 1992

    Net sales in the fiscal year ended January 30, 1994 ("1993"), increased $126.5 million, or 26%, over the fiscal year ended January 31, 1993 ("1992"). The results for 1993 included sales of 54 stores added during the year. During 1993, sales of the newer stores (not included in comparable store sales) accounted for $111.3 million of the increase. Comparable store sales increased three percent in 1993 compared to the prior year.

    Cost of sales and occupancy expense for 1993 decreased by 0.4% compared to 1992 due primarily to increases in sales of higher margin custom framing and floral services, an improvement in the gross margin achieved on seasonal merchandise sales, greater margin contributions from new stores, and an increase in volume discounts from vendors. This improvement in gross margin was partially offset by an increase in occupancy expenses driven by the Company's shift to new stores with higher average selling square footage than existing stores, coupled with the Company's expansion into states with higher occupancy costs such as New York, Ohio, Minnesota and Michigan.

    Selling, general and administrative expense increased by 0.6% in 1993 from 1992. The increase was due to expenses associated with the Company's new store opening program and additional payroll attributed to the increase in custom framing and floral services, offset in part by a decrease in general and administrative expenditures, as a percentage of sales, which were spread over a larger revenue base in 1993.

    Interest expense for 1993 was $6.4 million compared to $0.3 million in 1992. The increase was due primarily to the issuance of convertible subordinated debt in January 1993.

    Other income (net of other expense) was $7.7 million in 1993 compared to other expense of $0.5 million in 1992, as the Company earned substantial interest, dividends and capital gains on its investment portfolio during 1993. Due to planned expansion activity, the average investment portfolio is expected to decrease during 1994, resulting in less investment income.

    The effective tax rate was reduced to 38.4% in 1993 from 39.1% in 1992 primarily due to the Company's investments in tax-advantaged securities.

FOR FISCAL 1992 COMPARED TO FISCAL 1991

    Net sales in 1992 increased $82.3 million, or 20%, over the fiscal year ended February 2, 1992 ("1991"). The results for 1992 included sales of 28 stores added during the year. During 1992, sales of the newer stores (not included in comparable store sales) accounted for $45.7 million of the increase. Comparable store sales increased approximately seven percent in 1992 compared to the prior year. The Company attributed the increase in comparable store sales primarily to increased advertising and increased sales of Halloween, Fall and Christmas merchandise.

    Cost of sales and occupancy expense for 1992 decreased by 1.2% compared to 1991 due primarily to lower distribution costs, more favorable purchase prices from vendors and continuing efforts to improve inventory management and control.

    Selling, general and administrative expense increased by 0.5% in 1992 from 1991. The increase was primarily attributable to a more extensive advertising program, particularly in certain markets in which new stores were opened. Another factor contributing to the increase was the pre-opening expenses for the 24 stores opened during 1992, compared to pre-opening expenses for only four stores for the prior year. These increases were offset in part by a decrease in general and administrative expenditures, as a percentage of sales, which were spread over a larger revenue base in 1992.

    Interest expense for 1992 was $0.3 million compared to $7.0 million in 1991. The decrease resulted from the retirement of all long-term borrowings at the end of 1991.

LIQUIDITY AND CAPITAL RESOURCES

    The Company added 54 new stores during 1993. Expenditures for property and equipment amounted to approximately $46.8 million during 1993; such expenditures related primarily to the 54 new store openings, and, to a lesser extent, the remodeling, expansion and relocation of certain existing stores.

    The Company plans to add approximately 70 to 75 stores in fiscal 1994, including Craft and Floral Warehouse ("CFW") stores, additional stores in Canada, and stores acquired through acquisitions. The Company anticipates the costs of adding stores (excluding CFW stores) to be approximately $300,000 to $400,000 per store, which includes furniture, fixtures, equipment, and pre-opening expenses. Leasehold improvement costs tend to vary among locations. The inventory investment associated with the typical new store will range from approximately $400,000 to $600,000 depending on the store size, operating format, and date opened; however, due to the Company's typical payment terms and inventory turnover, the Company's vendors, in effect, finance a significant component of this initial inventory investment. The Company also expects to spend approximately $10 million on store renovation, the development of new point-of-sale and merchandising systems, and the expansion of distribution facilities in fiscal 1994.

    The Company currently has a $50 million line of credit (which expires on April 30, 1994), and is negotiating with its principal lender on a new $100 million line of credit to replace the current line.

    As of January 30, 1994, the Company had working capital of $181.8 million, compared to $104.5 million at January 31, 1993. Working capital at March 27, 1994 was $181.7 million. Management believes that the Company has sufficient working capital (including marketable and other securities of approximately $68 million), cash flow from operating activities, and access to credit to sustain current growth plans.

OTHER MATTERS

    The Company's business is seasonal in nature with higher store sales in the third and fourth quarters. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 35% of the Company's sales and approximately 50% of its operating income.

    Management considers the effect of inflation on 1993 results and its projected effect on fiscal 1994 financial results to be nominal.

    See Notes to Consolidated Financial Statements regarding Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                             MICHAELS STORES, INC.

                          CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                   JANUARY 30,      JANUARY 31,
                                                                                      1994             1993
                                                                                 ---------------  ---------------
ASSETS
Current assets:
  Cash and equivalents.........................................................    $       867      $    42,075
  Marketable and other securities..............................................         67,956          --
  Merchandise inventories......................................................        206,185          118,300
  Prepaid expenses and other...................................................         16,004            9,646
                                                                                 ---------------  ---------------
      Total current assets.....................................................        291,012          170,021
                                                                                 ---------------  ---------------
Property and equipment, at cost................................................        119,555           73,255
  Less accumulated depreciation................................................        (43,683)         (32,740)
                                                                                 ---------------  ---------------
                                                                                        75,872           40,515
                                                                                 ---------------  ---------------
Costs in excess of net assets of acquired operations, net......................         23,503           24,223
Long-term investment portfolio.................................................        --                81,633
Other assets...................................................................          7,443            5,707
                                                                                 ---------------  ---------------
                                                                                        30,946          111,563
                                                                                 ---------------  ---------------
                                                                                   $   397,830      $   322,099
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................................    $    42,309      $    30,764
  Short-term bank debt.........................................................         13,000          --
  Income taxes payable.........................................................          7,866            4,562
  Accrued liabilities and other................................................         46,021           30,233
                                                                                 ---------------  ---------------
      Total current liabilities................................................        109,196           65,559
                                                                                 ---------------  ---------------
Convertible subordinated notes.................................................         97,750           97,750
Deferred income taxes and other................................................          5,469            3,513
                                                                                 ---------------  ---------------
      Total long-term liabilities..............................................        103,219          101,263
                                                                                 ---------------  ---------------
                                                                                       212,415          166,822
                                                                                 ---------------  ---------------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $.10 par value, 2,000,000 shares authorized, none issued....        --               --
  Common stock, $.10 par value, 50,000,000 shares authorized, 16,697,357 issued
   and outstanding (16,474,330 in fiscal 1992).................................          1,670            1,647
  Additional paid-in capital...................................................        107,168          103,340
  Retained earnings............................................................         76,577           50,290
                                                                                 ---------------  ---------------
      Total shareholders' equity...............................................        185,415          155,277
                                                                                 ---------------  ---------------
                                                                                   $   397,830      $   322,099
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                                          FISCAL YEAR
                                                                             -------------------------------------
                                                                                1993         1992         1991
                                                                             -----------  -----------  -----------
Net sales..................................................................  $   619,688  $   493,159  $   410,899
                                                                             -----------  -----------  -----------
Cost of sales and occupancy expense........................................      403,869      323,577      274,375
Selling, general and administrative expense................................      174,463      135,319      110,881
                                                                             -----------  -----------  -----------
Operating income...........................................................       41,356       34,263       25,643
Interest expense...........................................................        6,378          263        6,971
Other (income) and expense,net.............................................       (7,666)         538          913
                                                                             -----------  -----------  -----------
Income before income taxes and extraordinary item..........................       42,644       33,462       17,759
Provision for income taxes.................................................       16,357       13,084        7,020
                                                                             -----------  -----------  -----------
Income before extraordinary item...........................................       26,287       20,378       10,739
Extraordinary item -- early redemption of debt, net of income tax of
 $2,335....................................................................      --           --             3,843
                                                                             -----------  -----------  -----------
Net income.................................................................  $    26,287  $    20,378  $     6,896
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Earnings per common and common equivalent share:
Income before extraordinary item...........................................  $      1.53  $      1.22  $       .90
Net income.................................................................         1.53         1.22          .58
Earnings per common share -- assuming full dilution:
Income before extraordinary item...........................................         1.52         1.21          .87
Net income.................................................................         1.52         1.21          .56
Weighted average common and common equivalent shares outstanding...........       17,231       16,692       11,883
Weighted average shares outstanding assuming full dilution.................       19,809       16,853       12,411

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   FOR THE THREE YEARS ENDED JANUARY 30, 1994
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                            NUMBER                   ADDITIONAL
                                              OF          COMMON       PAID-IN    RETAINED    TREASURY
                                            SHARES         STOCK       CAPITAL    EARNINGS      STOCK        TOTAL
                                         -------------  -----------  -----------  ---------  -----------  -----------
Balance at February 3, 1991............      9,859,050   $     989   $    22,695  $  23,016   $     (85)  $    46,615
  Exercise of stock options and
   warrants, and issuance of shares in
   an exchange offer and under the
   401(k) plan.........................      1,749,706         172        11,332     --              85        11,589
  Proceeds from stock offering.........      3,450,000         345        60,854     --              --        61,199
  Net income...........................       --            --           --           6,896          --         6,896
                                         -------------  -----------  -----------  ---------         ---   -----------
Balance at February 2, 1992............     15,058,756       1,506        94,881     29,912          --       126,299
  Exercise of stock options and
   warrants............................      1,300,191         129         6,643     --              --         6,772
  Issuance of shares in an
   acquisition.........................        115,383          12         1,816     --              --         1,828
  Net income...........................       --            --           --          20,378          --        20,378
                                         -------------  -----------  -----------  ---------         ---   -----------
Balance at January 31, 1993............     16,474,330       1,647       103,340     50,290          --       155,277
  Exercise of stock options............        223,027          23         3,828     --              --         3,851
  Net income...........................       --            --           --          26,287          --        26,287
                                         -------------  -----------  -----------  ---------         ---   -----------
Balance at January 30, 1994............     16,697,357   $   1,670   $   107,168  $  76,577   $      --   $   185,415
                                         -------------  -----------  -----------  ---------         ---   -----------
                                         -------------  -----------  -----------  ---------         ---   -----------

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        FISCAL YEAR
                                                                           --------------------------------------
                                                                               1993          1992         1991
                                                                           ------------  ------------  ----------
Operating activities:
  Income before extraordinary item.......................................  $     26,287  $     20,378  $   10,739
  Adjustments:
    Depreciation and amortization........................................        12,490        10,160       9,228
    Other................................................................        (3,537)          466         270
    Change in assets and liabilities excluding the effects of
     acquisitions:
      Merchandise inventories............................................       (87,885)      (27,354)    (10,019)
      Prepaid expenses and other.........................................        (6,358)         (451)     (1,699)
      Other assets.......................................................        (2,640)         (354)       (459)
      Accounts payable...................................................        11,545        10,474       4,731
      Income taxes payable...............................................         3,304           294       1,541
      Accrued liabilities and other......................................        15,830         3,032       5,181
      Deferred income taxes and other....................................         2,029           164        (556)
                                                                           ------------  ------------  ----------
        Net change in assets and liabilities.............................       (64,175)      (14,195)     (1,280)
                                                                           ------------  ------------  ----------
        Net cash provided by (used in) operating activities..............       (28,935)       16,809      18,957
                                                                           ------------  ------------  ----------
Investing activities:
  Additions to property and equipment....................................       (46,816)      (19,796)     (5,505)
  Purchases of marketable and other securities and long-term
   investments...........................................................      (166,171)      (81,633)     --
  Proceeds from sales of marketable and other securities and long-term
   investments...........................................................       183,978       --           --
  Acquisitions and other.................................................       --             (1,853)     --
                                                                           ------------  ------------  ----------
        Net cash used in investing activities............................       (29,009)     (103,282)     (5,505)
                                                                           ------------  ------------  ----------
Financing activities:
  Borrowings under bank credit facilities................................       119,000       --           57,300
  Payments under bank credit facilities..................................      (106,000)      --          (67,800)
  Net proceeds from issuance of long-term debt...........................       --             94,636      --
  Redemption of senior subordinated notes................................       --            --          (47,099)
  Payment of other long-term liabilities.................................          (115)         (216)       (196)
  Proceeds from issuance of common stock.................................         3,851         6,772      71,591
                                                                           ------------  ------------  ----------
        Net cash provided by financing activities........................        16,736       101,192      13,796
                                                                           ------------  ------------  ----------
Net increase (decrease) in cash and equivalents..........................       (41,208)       14,719      27,248
Cash and equivalents at beginning of year................................        42,075        27,356         108
                                                                           ------------  ------------  ----------
Cash and equivalents at end of year......................................  $        867  $     42,075  $   27,356
                                                                           ------------  ------------  ----------
                                                                           ------------  ------------  ----------
Cash payments for:
  Interest...............................................................  $      5,034  $        222  $    6,851
  Income taxes...........................................................        11,620         8,087       4,863

          See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Michaels Stores, Inc. (the "Company") owns and operates a chain of specialty retail stores. The Company reports on a 52/53-week fiscal year which ends on the Sunday closest to January 31; thus, fiscal 1993 ("1993"), fiscal 1992 ("1992"), and fiscal 1991 ("1991") ended on January 30, 1994, January 31, 1993, and February 2, 1992, respectively.

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS

    Cash and equivalents are generally comprised of highly liquid instruments with original maturities of three months or less. Cash equivalents are carried at cost which approximates market value.

MERCHANDISE INVENTORIES

    Store merchandise inventories are valued at the lower of average cost (determined by a retail method) or market. Distribution center inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS

    Costs in excess of net assets of acquired operations are being amortized over 40 years on a straight-line basis. Accumulated amortization was $5,182,000 and $4,462,000 as of the end of 1993 and 1992, respectively.

STORE PRE-OPENING COSTS

    Store pre-opening costs are expensed in the fiscal year in which the store opens. In 1993, 1992 and 1991, the Company incurred $4,893,000, $2,377,000 and
$195,000, respectively, of store pre-opening costs.

EARNINGS PER SHARE

    Earnings per share data are based on the weighted average number of shares outstanding, including common stock equivalents and other dilutive securities. The assumed conversion of the convertible subordinated notes was dilutive for the fourth quarter and full year of 1993 and was therefore included in the calculation of fully diluted earnings per share data for those periods.

DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                                                  1993        1992
                                                                               -----------  ---------
                                                                                   (IN THOUSANDS)
Property and equipment:
  Land and buildings.........................................................  $     7,500  $      --
  Fixtures and equipment.....................................................       87,443     60,013
  Leasehold improvements.....................................................       24,612     13,242
                                                                               -----------  ---------
                                                                               $   119,555  $  73,255
                                                                               -----------  ---------
                                                                               -----------  ---------
Accrued liabilities and other:
  Salaries, bonuses and other payroll-related costs..........................  $    13,498  $  12,721
  Rent.......................................................................        7,138      5,943
  Taxes, other than income and payroll.......................................        9,337      5,252
  Other......................................................................       16,048      6,317
                                                                               -----------  ---------
                                                                               $    46,021  $  30,233
                                                                               -----------  ---------
                                                                               -----------  ---------

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUBORDINATED DEBT

    In January 1993 the Company issued $97.75 million of convertible subordinated notes ("Notes") due January 15, 2003. Interest, payable on January 15 and July 15, is computed at the rate of 4 3/4% from the date of issuance to January 15, 1996, and at 6 3/4% thereafter. Interest expense is accrued by the Company based on an effective interest rate of 6.38% (including amortization of deferred issuance costs) over the full term of the Notes. The Notes are redeemable at the option of the Company on or after January 24, 1996 at redemption prices ranging from 104.14% to 100%. The Notes are convertible into the Company's common stock at any time, at a conversion price of $38 per share. A total of 2,572,368 shares of common stock are reserved for conversion. The Notes are not entitled to any sinking fund. The fair value, based on dealer quotes, of the Notes as of January 30, 1994 and January 31, 1993 was $105.6 million and $102.6 million, respectively.

EXTRAORDINARY ITEM

    In January 1992 the Company called for redemption all outstanding 12 3/4% Senior Subordinated Notes.

INCOME TAXES

    Effective February 1, 1993, the Company changed its method of accounting for income taxes as required by SFAS No. 109, "Accounting for Income Taxes." Prior years' financial statements have not been restated and the cumulative effect of adoption in 1993 had no material impact.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of January 30, 1994 are as follows (amounts in thousands):

Deferred tax liabilities:
  Tax over book depreciation/amortization......................................................  $   3,981
  Other-net....................................................................................        937
                                                                                                 ---------
Total deferred tax liabilities.................................................................      4,918
                                                                                                 ---------
Deferred tax assets:
  Tax inventory in excess of book inventory....................................................      1,121
  Accrued expenses not deductible until paid...................................................      2,385
  Other-net....................................................................................        987
                                                                                                 ---------
Total deferred tax assets......................................................................      4,493
                                                                                                 ---------
Net deferred tax liabilities...................................................................  $     425
                                                                                                 ---------
                                                                                                 ---------

                                                                             LIABILITY
                                                                              METHOD        DEFERRED METHOD
                                                                            -----------  ----------------------
                                                                               1993         1992        1991
                                                                            -----------  -----------  ---------
                                                                                      (IN THOUSANDS)
Income tax provision:
  Current.................................................................   $  16,210    $  13,219   $   8,594
  Deferred................................................................         147         (135)     (1,574)
                                                                            -----------  -----------  ---------
                                                                             $  16,357    $  13,084   $   7,020
                                                                            -----------  -----------  ---------
                                                                            -----------  -----------  ---------
Deferred income tax benefit:
  Tax depreciation greater (less) than book depreciation..................                $      55   $    (448)
  Tax inventory less (greater) than book inventory........................                       95        (558)
  Accrued expenses not deductible until paid and other....................                     (285)       (568)
                                                                                         -----------  ---------
                                                                                          $    (135)  $  (1,574)
                                                                                         -----------  ---------
                                                                                         -----------  ---------
Reconciliation of income tax provision to statutory rate:
  Income tax expense at statutory rate....................................   $  14,925    $  11,377   $   6,038
  State income taxes, net of federal income tax benefit...................       1,275        1,347         545
  Amortization of intangibles and other...................................         157          360         437
                                                                            -----------  -----------  ---------
                                                                             $  16,357    $  13,084   $   7,020
                                                                            -----------  -----------  ---------
                                                                            -----------  -----------  ---------

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

COMMITMENTS AND CONTINGENCIES

COMMITMENTS

    The Company operates stores and uses distribution and office facilities and equipment leased under noncancellable operating leases, the majority of which provide for renewal options. Future minimum rentals for all noncancellable operating leases as of January 30, 1994 are as follows:

FISCAL YEAR                                      RENT
- - ----------------------------------------   ----------------
                                            (IN THOUSANDS)
1994....................................      $  38,664
1995....................................         38,212
1996....................................         34,415
1997....................................         28,503
1998....................................         23,667
1999 and thereafter.....................         67,300
                                           ----------------
                                              $ 230,761
                                           ----------------
                                           ----------------

    Rental expense applicable to operating leases was $33,551,000, $26,188,000 and $24,445,000 in 1993, 1992 and 1991, respectively.

CONTINGENCIES

    Management of the Company believes that any uninsured losses related to various lawsuits or claims pending against the Company will be immaterial; accordingly, no provision has been recorded in the financial statements.

STOCK OPTIONS

    All full-time employees are eligible to participate in the Michaels Stores, Inc. Key Employee Stock Compensation Program (the "Program"), as amended, under which 3,000,000 shares of common stock have been authorized for issuance. Selected employees and key advisors, including directors, of the Company may participate in the 1992 Non-Statutory Stock Option Plan of Michaels Stores, Inc. (the "Plan") under which 3,000,000 shares of common stock have been authorized for issuance. In addition, stock options have been granted to certain directors and key advisors other than pursuant to the Program or the Plan. The exercise price of all options granted was the fair market value on the date of grant.

                                                                  EXERCISE PRICE
                                                       SHARES       PER SHARE
                                                     ----------   --------------
Exercised during 1991.............................      733,865   $3
Exercised during 1992.............................    1,307,838   $3 to $15 1/4
Exercised during 1993.............................      223,027   $3 to $27
Outstanding at January 30, 1994...................    2,409,763   $3 to $32 1/8
Exercisable at January 30, 1994...................      628,888   $3 to $32 1/8

MARKETABLE AND OTHER SECURITIES

    The Company invests excess cash in a diversified portfolio consisting of a variety of securities of both domestic and foreign issuers including preferred stock, corporate bonds, mutual funds and government debt instruments, which may include both investment grade and non-investment grade securities. The Company limits its credit exposure to any one entity. Net realized gains, dividend income, and interest income for 1993 were $4.1 million, $4.0 million, and $1.5 million, respectively.

    Maverick Capital Ltd. ("Maverick"), an investment management company, provides investment management services for the Company. Maverick is owned and managed by a group of individuals, five of whom are directors of the Company. The Company has invested $15 million (fair market value of approximately $16.3 million at January 30, 1994) in an investment partnership managed by Maverick. The Company has the right to withdraw all or part of its investment at the end of any calendar quarter. The Company records gains and losses on its investment when realized by the partnership.

    Maverick also manages the Company's investments in marketable securities. The aggregate fair value of marketable securities as of January 30, 1994 was approximately $55.7 million and was estimated based on quoted market prices or dealer quotes as of the last trading day of the fiscal year.

    The Company believes that the fees and allocations under the investment management and partnership agreements are comparable to those that would be charged to the Company by unaffiliated third parties for comparable arrangements. Fees of $436,000 were paid to Maverick during 1993, pursuant to these agreements.

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    At January 31, 1993, securities that the Company intended to hold for more than one year were classified as long-term investments and were carried at cost. The fair value of the long-term portfolio was $81.9 million, and was estimated based on quoted market prices or dealer quotes.

    Marketable securities held by the Company at January 30, 1994 will be classified as available-for-sale securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which the Company will adopt in the first quarter of 1994. The adoption will not have a material effect on the Company's financial position.

SUBSEQUENT EVENT

    On February 23, 1994, the Company purchased Treasure House Stores, Inc. ("THSI"), which operated a chain of nine arts and crafts stores in Washington and Oregon and held leases on two additional stores to be opened in 1994. A total of 280,000 shares of Michaels common stock were issued in exchange for 100% of the issued and outstanding common stock of THSI. The purchase transaction will be accounted for as a pooling-of-interests, and will not be material to sales, net income or financial position for all years presented.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Michaels Stores, Inc.

    We have audited the accompanying consolidated balance sheets of Michaels Stores, Inc. as of January 30, 1994 and January 31, 1993, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended January 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michaels Stores, Inc. at January 30, 1994 and January 31, 1993, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 1994, in conformity with generally accepted accounting principles.

                                                      ERNST & YOUNG

Dallas, Texas
February 28, 1994

                             MICHAELS STORES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA

                                                                   FIRST       SECOND        THIRD       FOURTH
                                                                  QUARTER      QUARTER      QUARTER      QUARTER
                                                                -----------  -----------  -----------  -----------
                                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
FISCAL 1993:
Net sales.....................................................  $   112,961  $   115,414  $   155,750  $   235,563
Cost of sales and occupancy expense...........................       73,279       74,150      101,588      154,852
Operating income..............................................        5,962        5,756        7,819       21,819
Net income....................................................        3,798        3,635        4,852       14,002
Fully-diluted earnings per common share.......................  $       .22  $       .21  $       .28  $       .75
Weighted average shares outstanding assuming full dilution....       17,130       17,145       17,287       19,932
FISCAL 1992:
Net sales.....................................................  $    94,351  $    93,408  $   123,349  $   182,051
Cost of sales and occupancy expense...........................       61,741       61,161       80,831      119,844
Operating income..............................................        5,038        4,601        6,300       18,324
Net income....................................................        3,045        2,643        3,605       11,085
Fully-diluted earnings per common share.......................  $       .18  $       .16  $       .21  $       .64
Weighted average common and common equivalent shares
 outstanding..................................................       16,630       16,691       17,101       17,201