Form 10-K405, Exhibit 13
period 1995-01-29
MICHAELS STORES INC
filed 1995-05-01
CIK 740670

                                                                 EXHIBIT 13

FINANCIAL HIGHLIGHTS

                                           FISCAL YEAR
                          ----------------------------------------------
                           1994      1993      1992      1991    1990(1)
                          -----   -------   -------   -------   --------
                          (In thousands except per share and store data)
RESULTS OF OPERATIONS:
  Net sales             $994,563  $619,688  $493,159  $410,899  $362,028
  Operating income        64,036    41,356    34,263    25,643    20,694
  Income before
    extraordinary item    35,647    26,287    20,378    10,739(2)  5,855
  Earnings per share        1.76      1.52      1.21       .87(2)    .57

STORES OPEN AT END OF
  PERIOD                     380       220       168       140       137

BALANCE SHEET DATA:
  Current assets        $418,532  $291,012  $170,021  $125,873  $ 84,572
  Total assets           686,026   397,830   322,099   180,913   144,238
  Working capital        232,442   181,816   104,462    74,786    44,080
  Long-term debt         138,050    97,750    97,750        --    52,983
  Total liabilities      330,109   212,415   166,822    54,614    97,623
  Shareholders' equity   355,917   185,415   155,277   126,299    46,615

(1) Fiscal 1990 was a 53-week fiscal year.
(2) Before extraordinary item related to early retirement of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

In fiscal years 1992, 1993 and 1994, Michaels Stores, Inc. (the "Company") added 28, 54 and 184 Michaels stores, respectively, before considering store closures. During these periods, the Company obtained a substantial portion of its sales increases from stores added during, or subsequent to, the prior comparable period and thus not yet included in comparable store sales comparisons. During these periods, sales from these newer stores accounted for approximately 56%, 88% and 93%, respectively, of aggregate sales increases. The Company intends to add approximately 70 to 75 Michaels stores in fiscal 1995, of which 15 stores have been opened as of April 28, 1995. These new stores do not include the 71-store acquisition of Aaron Brothers Holdings, Inc. ("Aaron Brothers") completed in March 1995. In fiscal 1995 and beyond, sales increases from newly opened and acquired stores will depend in part on the availability of suitable store sites, the rate of development of new stores, and the Company's ability to hire and train qualified managers.

RESULTS OF OPERATIONS

The following table shows the percentage of net sales that each item in the Consolidated Statements of Income represents. This table should be read in conjunction with the following discussion and with the Company's Consolidated Financial Statements, including the related notes.

                                            FISCAL YEAR
                                  -----------------------------
                                   1994        1993        1992
                                   ----        ----        ----
Net sales                         100.0%      100.0%      100.0%
                                  -----       -----       -----
Cost of sales and
  occupancy expense                64.9        65.2        65.6
Selling, general and
  administrative expense           28.0        28.1        27.5
Store closing and
  conversion costs                  0.7         0.0         0.0
                                  -----        ----        ----
Operating income                    6.4         6.7         6.9
Interest expense                    0.9         1.0         0.0
Other (income) and
  expense, net                     (0.2)       (1.2)        0.1
                                   ----        ----        ----
Income before income taxes          5.7         6.9         6.8
Provision for income taxes          2.1         2.7         2.7
                                   ----        ----        ----
Net income                          3.6%        4.2%        4.1%
                                   ====        ====        ====

In the discussion below, all percentages given for expense items are calculated as a percentage of net sales for the applicable year.

FOR FISCAL 1994 COMPARED TO FISCAL 1993

Net sales in the fiscal year ended January 29, 1995 ("1994"), increased $374.9 million, or 60%, over the fiscal year ended January 30, 1994 ("1993"). The results for 1994 included sales of 160 stores (net of 24 closures) that were opened or acquired during the year. During 1994, sales of the newer stores accounted for $348.6 million of the increase. Comparable store sales increased seven percent in 1994 compared to the prior year. The Company expects to achieve comparable store sales increases for 1995 although fluctuations in the rate of increase may occur during the year.

Cost of sales and occupancy expense for 1994 decreased by 0.3% compared to 1993 due primarily to increases in sales of higher margin custom framing and floral services, an improvement in the gross margin achieved on seasonal merchandise sales and greater margin contributions from new and acquired stores, due principally to new store volume discounts from vendors. This improvement in gross margin was partially offset by an increase in occupancy expenses driven by the Company's shift to new stores with higher average selling square footage than existing stores, coupled with the Company's expansion into states with higher occupancy costs such as New York, Massachusetts and Connecticut. This trend of higher occupancy costs in new stores will continue during 1995, and may offset improvements, if any, in cost of sales as a percentage of sales.

Selling, general and administrative expense decreased by 0.1% in 1994 from 1993. The decrease was due primarily to continued leveraging of the Company's general and administrative expenditures over a larger revenue base. Improvements in these expenses as a percentage of sales during 1995 will depend in part on the level of sales increases attained.

Interest expense for 1994 was $9.1 million compared to $6.4 million in 1993. The increase was due to higher bank borrowings coupled with higher interest rates than in 1993. The Company expects interest expense during 1995 to increase over 1994 levels.

Other income (net of other expense) was $2.2 million in 1994 compared to $7.7 million in 1993. This year's decrease from last year was due to a decline in the Company's average investment portfolio, which was used to fund the store expansion program.

The effective tax rate was reduced to 37.6% in 1994 from 38.4% in 1993 primarily due to the Company's participation in tax advantaged programs, partially offset by increases in non-deductible goodwill amortization. The Company expects the effective tax rate to increase slightly during 1995 due to higher non-deductible goodwill amortization over 1994 levels.

FOR FISCAL 1993 COMPARED TO FISCAL 1992

Net sales in 1993 increased $126.5 million, or 26%, over the fiscal year ended January 31, 1993 ("1992"). The results for 1993 included sales of 54 stores added during the year. During 1993, sales of the newer stores accounted for $111.3 million of the increase. Comparable store sales increased three percent in 1993 compared to the prior year.

Cost of sales and occupancy expense for 1993 decreased by 0.4% compared to 1992 due primarily to increases in sales of higher margin custom framing and floral services, an improvement in the gross margin achieved on seasonal merchandise sales, greater margin contributions from new stores, and an increase in new store volume discounts from vendors. This improvement in gross margin was partially offset by an increase in occupancy expenses driven by the Company's shift to new stores with higher average selling square footage than existing stores, coupled with the Company's expansion into states with higher occupancy costs such as New York, Ohio, Minnesota and Michigan.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company acquired 99 stores, net of closures, and opened 61 stores during fiscal 1994. Capital expenditures for these stores, and, to a lesser extent, the remodeling, expansion and relocation of certain existing stores, the expansion of two distribution facilities, and information system enhancements, amounted to $68.1 million in fiscal 1994.

In July 1994, the Company paid $7.9 million in cash as part of the total consideration provided to acquire Leewards Creative Crafts, Inc. ("Leewards"), and repaid $39.6 million of Leewards' outstanding debt.

Also in July 1994, the Company completed a public offering of 2,353,432 shares of Michaels common stock. The $72.2 million of net proceeds from the sale were used to reduce outstanding bank debt.

In March 1995, the Company acquired the 71-store chain operated by Aaron Brothers. In addition to this acquisition, the Company plans to add approximately 70 to 75 stores, including Craft and Floral Warehouse ("CFW") stores, additional stores in Canada, stores in Puerto Rico, and possibly stores acquired through other minor acquisitions during 1995. The Company anticipates the costs of adding stores (excluding CFW stores) to be approximately $300,000 to $400,000 per store, which includes furniture, fixtures, equipment, and pre-opening expenses. Leasehold improvement costs tend to vary among locations. The inventory investment associated with the typical new store ranges from approximately $450,000 to $600,000 depending on the store size, operating format, and date opened; however, due to the Company's typical payment terms and inventory turnover, the Company's vendors, in effect, finance a significant component of this initial inventory investment. In addition to the new store opening costs and expenses, the Company expects to spend an additional $13.0 to $16.0 million on store renovation, the continued development of new point-of-sale and merchandising systems, and the expansion of the Company's distribution network in fiscal 1995.

Inventory per store has increased for several years. While the Company believes that this inventory trend enhances its ability to generate continued increases in comparable store sales, it intends to manage its inventories during the next year such that inventory per store in January 1996 may be lower than it was in January 1995.

At January 29, 1995, the Company had working capital of $232.4 million, compared to $181.8 million at January 30, 1994. The Company currently has a bank credit agreement ("Credit Agreement") which includes an unsecured line of credit and provides for the issuance of letters of credit. Borrowings under the Credit Agreement, which expires June 16, 1997, are limited to the lesser of $150 million or the Company's borrowing base (as defined in the Credit Agreement), in either case minus the aggregate amount of letters of credit. As of January 29, 1995, the Company had $93.5 million in available unused credit capacity under the Credit Agreement.

In March 1995, the Company paid approximately $5.3 million in cash and retired $19.7 million in outstanding debt of Aaron Brothers. The Credit Agreement has recently been amended to provide a $50 million increase in borrowing capacity, due primarily to the credit capacity used to retire the Aaron Brothers debt and fund its working capital needs of approximately $5.0 million, and to extend its term to June 1998. Management believes that the Company has sufficient working capital, operating cash flows, and available unused credit capacity to sustain current growth plans.

OTHER MATTERS

The Company's business is seasonal in nature with higher store sales in the third and fourth quarters. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 37% of the Company's sales and approximately 55% of its operating income.

Management considers the effect of inflation on 1994 results and its projected effect on 1995 financial results to be nominal.

MICHAELS STORES, INC.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(In thousands except share data)

                                        JANUARY 29, 1995   JANUARY 30, 1994
                                        ----------------   ----------------
ASSETS

CURRENT ASSETS:
  Cash and equivalents                      $  1,907           $    867
  Marketable securities                       15,002             67,956
  Merchandise inventories                    375,096            206,185
  Deferred income taxes                       15,002              2,952
  Prepaid expenses and other                  11,525             13,052
                                            --------           --------
    Total current assets                     418,532            291,012
                                            --------           --------
PROPERTY AND EQUIPMENT, AT COST              204,032            119,555
  Less accumulated depreciation              (62,228)           (43,683)
                                            --------           --------
                                             141,804             75,872
                                            --------           --------
COSTS IN EXCESS OF NET ASSETS
  OF ACQUIRED OPERATIONS, NET                117,377             23,503
OTHER ASSETS                                   8,313              7,443
                                            --------           --------
                                             125,690             30,946
                                            --------           --------
                                            $686,026           $397,830
                                            ========           ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                          $103,649           $ 42,309
  Short-term bank debt                           --              13,000
  Income taxes payable                           --               7,866
  Accrued liabilities and other               82,441             46,021
                                            --------           --------
    Total current liabilities                186,090            109,196
                                            --------           --------
BANK DEBT                                     41,100                --
CONVERTIBLE SUBORDINATED NOTES                96,950             97,750
DEFERRED INCOME TAXES AND OTHER                5,969              5,469
                                            --------           --------
  Total long-term liabilities                144,019            103,219
                                            --------           --------
                                             330,109            212,415
                                            --------           --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, $.10 par value,
    2,000,000 shares authorized,
    none issued                                  --                  --
  Common stock, $.10 par value,
    50,000,000 shares authorized,
    21,354,167 issued and
    outstanding (16,697,357
    in fiscal 1993)                            2,135              1,670
  Additional paid-in capital                 244,561            107,168
  Retained earnings                          109,221             76,577
                                            --------           --------
    Total shareholders' equity               355,917            185,415
                                            --------           --------
                                            $686,026           $397,830
                                            ========           ========

See accompanying notes to consolidated financial statements.

MICHAELS STORES, INC.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except per share data)

                                                  FISCAL YEAR
                                          -------------------------
                                          1994       1993       1992
                                          ----       ----       ----
NET SALES                               $994,563   $619,688   $493,159
                                        --------   --------   --------
Cost of sales and occupancy expense      644,737    403,869    323,577
Selling, general and administrative
  expense                                278,716    174,463    135,319
Store closing and conversion costs         7,074         --         --
                                        --------    -------   --------
OPERATING INCOME                          64,036     41,356     34,263
Interest expense                           9,103      6,378        263
Other (income) and expense, net           (2,226)    (7,666)       538
                                        --------    -------   --------
INCOME BEFORE INCOME TAXES                57,159     42,644     33,462
Provision for income taxes                21,512     16,357     13,084
                                        --------   --------   --------
NET INCOME                              $ 35,647   $ 26,287   $ 20,378
                                        ========   ========   ========
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE:
    Primary                                $1.77      $1.53      $1.22
    Assuming full dilution                 $1.76      $1.52      $1.21

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING:
    Primary                               20,146     17,231     16,692
    Assuming full dilution                20,807     19,809     16,853


See accompanying notes to consolidated financial statements.

MICHAELS STORES, INC.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                     FISCAL YEAR
                                            -----------------------------
                                            1994        1993        1992
                                            ----        ----        ----
OPERATING ACTIVITIES:
  Net income                              $ 35,647    $ 26,287    $ 20,378
  Adjustments:
    Depreciation and amortization           21,512      12,490      10,160
    Other                                     (501)     (3,537)        466
    Change in assets and liabilities
      excluding the effects of
      acquisitions:
         Merchandise inventories          (134,671)    (87,885)    (27,354)
         Prepaid expenses and other          5,747      (6,358)       (451)
         Deferred income taxes and
           other                             7,276        (611)       (190)
         Accounts payable                   37,065      11,545      10,474
         Income taxes payable               (8,363)      3,304         294
         Accrued liabilities and other      (1,979)     15,830       3,032
                                           -------     -------     -------
           Net change in assets and
             liabilities                   (94,925)    (64,175)    (14,195)
                                          --------    --------    --------
           Net cash (used in) provided
             by operating activities       (38,267)    (28,935)     16,809
                                          --------    --------    --------
INVESTING ACTIVITIES:
  Additions to property and equipment      (68,106)    (46,816)    (19,796)
  Net proceeds from sales of marketable
    securities                              44,484      17,807     (81,633)
  Acquisitions and other                   (43,685)         --      (1,853)
                                          --------    --------    --------
           Net cash used in investing
             activities                    (67,307)    (29,009)   (103,282)
                                          --------    --------    --------
FINANCING ACTIVITIES:
  Net borrowings under bank credit
    facilities                              28,100      13,000         --
  Net proceeds from issuance of long-term
    debt                                        --          --      94,636
  Payment of other long-term liabilities       (89)       (115)       (216)
  Proceeds from issuance of common stock    78,603       3,851       6,772
                                          --------    --------    --------
           Net cash provided by financing
             activities                    106,614      16,736     101,192
                                          --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND
  EQUIVALENTS                                1,040     (41,208)     14,719
CASH AND EQUIVALENTS AT BEGINNING OF YEAR      867      42,075      27,356
                                          --------    --------    --------
CASH AND EQUIVALENTS AT END OF YEAR       $  1,907    $    867    $ 42,075
                                          ========    ========    ========

Cash payments for:
  Interest                                $  7,166    $  5,034    $    222
  Income taxes                              17,753      11,620       8,087


See accompanying notes to consolidated financial statements.

MICHAELS STORES, INC.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Three Years Ended January 29, 1995
(In thousands except share data)

- -------------------------------------------------------------------------------
                            NUMBER            ADDITIONAL
                            OF         COMMON   PAID-IN  RETAINED
                            SHARES      STOCK   CAPITAL  EARNINGS   TOTAL
- -------------------------------------------------------------------------------
BALANCE AT
  FEBRUARY 2, 1992         15,058,756  $1,506   $ 94,881 $ 29,912  $126,299
    Exercise of stock
      options and warrants  1,300,191     129      6,643       --     6,772
    Issuance of shares in
      an acquisition          115,383      12      1,816       --     1,828
    Net income                    --       --         --   20,378    20,378
                            --------   ------   -------- --------  --------
BALANCE AT
  JANUARY 31, 1993         16,474,330   1,647    103,340   50,290   155,277
    Exercise of stock
      options                 223,027      23      3,828       --     3,851
    Net income                    --       --         --   26,287    26,287
                           ----------   -----   -------- --------  --------
BALANCE AT
 JANUARY 30, 1994          16,697,357   1,670    107,168   76,577   185,415
  Adjustment for pooling-
  of-interests accounting
  in an acquisition                --      --         --   (1,157)   (1,157)
    Issuance of shares
      in acquisitions       1,992,268     199     58,257       --    58,456
    Proceeds from stock
      offering              2,353,432     235     71,980       --    72,215
    Adjustment for change
      in fair value of
      marketable securities        --      --         --   (1,514)   (1,514)
    Exercise of stock
      options and other       311,110      31      7,156     (332)    6,855
    Net income                     --      --         --   35,647    35,647
                           ----------  ------   -------- --------   -------
BALANCE AT
  JANUARY 29, 1995         21,354,167  $2,135   $244,561 $109,221  $355,917
                           ==========  ======   ======== ========  ========

See accompanying notes to consolidated financial statements.

                             MICHAELS STORES, INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Michaels Stores, Inc. (the "Company") owns and operates a chain of specialty retail stores. The Company reports on a 52/53-week fiscal year which ends on the Sunday closest to January 31; thus, fiscal 1994 ("1994"), fiscal 1993 ("1993")and fiscal 1992 ("1992"), ended on January 29, 1995, January 30,
1994 and January 31, 1993, respectively.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS

Cash and equivalents are generally comprised of highly liquid instruments with original maturities of three months or less. Cash equivalents are carried at cost which approximates fair value.

MARKETABLE SECURITIES

Marketable securities are carried at fair value, based on quoted market prices or dealer quotes as of the last trading day of the fiscal year.

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

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS

Costs in excess of net assets of acquired operations are being amortized over 40 years on a straight-line basis. Accumulated amortization was $7,295,000 and $5,182,000 as of the end of 1994 and 1993, respectively. The Company assesses the recoverability of costs in excess of net assets acquired annually based on existing facts and circumstances. The Company measures the recoverability of this asset on an on-going basis based on projected earnings before interest, depreciation and amortization, on an undiscounted basis.
Should the Company's assessment indicate an impairment of this asset in the future, an appropriate write-down will be recorded.

STORE PRE-OPENING COSTS

Store pre-opening costs are expensed in the fiscal year in which the store opens. In 1994, 1993 and 1992, the Company incurred $6,541,000, $4,893,000 and
$2,377,000, respectively, of store pre-opening costs.

EARNINGS PER SHARE

Earnings per share data are based on the weighted average number of shares outstanding, including common stock equivalents and other dilutive securities. The assumed conversion of the convertible subordinated notes was dilutive for the fourth quarter and full year of both 1993 and 1994 and was therefore included in the calculation of fully diluted earnings per share data for those periods.

DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                               1994        1993
- -------------------------------------------------------------------
                                                 (In thousands)
Property and equipment:
  Land and buildings                          $  7,640     $  7,500
  Fixtures and equipment                       145,253       87,443
  Leasehold improvements                        51,139       24,612
                                              --------     --------
                                              $204,032     $119,555
                                              ========     ========
Accrued liabilities and other:
  Salaries, bonuses and other
    payroll-related costs                     $ 21,527     $ 13,498
  Rent                                          16,524        7,138
  Taxes, other than income and
    payroll                                     13,344        9,337
  Other                                         31,046       16,048
                                              --------     --------
                                              $ 82,441     $ 46,021
                                              ========     ========

DEBT

In January 1993, the Company issued $97.75 million of convertible subordinated notes ("Notes") due January 15, 2003. Interest, payable on January 15 and July 15, is computed at the rate of 4 3/4% from the date of issuance to January 15, 1996, and at 6 3/4% thereafter. Interest expense is accrued by the Company based on an effective interest rate of 6.38% (including amortization of deferred issuance costs) over the full term of the Notes. The Notes are redeemable at the option of the Company on or after January 24, 1996 at redemption prices ranging from 104.14% to 100%. The Notes are not entitled to any sinking fund. The Notes are convertible into the Company's common stock at any time, at a conversion price of $38 per share. A total of 2,572,368 shares of common stock were reserved for conversion. During 1994, a total of $800,000 in $1,000 Notes were converted to 21,052 shares of the Company's common stock. The fair value, based on dealer quotes, of the outstanding Notes as of January 29, 1995 and January 30, 1994 was $98.6 million and $105.6 million, respectively.

The Company has a bank Credit Agreement ("Credit Agreement") which includes an unsecured line of credit and provides for the issuance of letters of credit. Borrowings under the Credit Agreement, which expires in June 1997, were $41.1 million at January 29, 1995 and borrowings under the Company's prior credit agreement, which expired in April 1994, were $13.0 million at January 30, 1994. The weighted average interest rates for outstanding borrowings were 7.7% and 6.0% as of January 29, 1995 and January 30, 1994, respectively. As of
January 29, 1995, the Company had $93.5 million in available unused borrowing capacity under the Credit Agreement. The Credit Agreement requires the Company to maintain various financial ratios and restricts the Company's ability to pay dividends.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of the respective year-end balance sheets are as follows (amounts in thousands):

                                                      1994       1993
                                                    -------    -------
Deferred tax liabilities:
  Tax over book depreciation/amortization           $ 3,546    $ 3,981
  Other - net                                         2,313        937
                                                    -------    -------
Total deferred tax liabilities                        5,859      4,918
                                                    -------    -------
Deferred tax assets:
  Tax inventory in excess of book inventory             748      1,121
  Accrued expenses not deductible until paid         11,114      2,385
  Pre-acquisition net operating loss and alternative
    minimum tax credit carryforwards                  2,687         --
  Other - net                                         1,582        987
                                                    -------    -------
Total deferred tax assets                            16,131      4,493
                                                    -------    -------
Net deferred tax assets (liabilities)               $10,272    $  (425)
                                                    =======    =======

                                              LIABILITY       DEFERRED
                                                METHOD         METHOD
                                            ---------------  ----------
                                            1994       1993      1992
                                            ----       ----      ----
                                                 (In thousands)
Income tax provision:
  Current                                 $ 7,422    $16,210   $13,219
  Deferred                                 14,090        147      (135)
                                          -------    -------   -------
                                          $21,512    $16,357   $13,084
                                          =======    =======   =======
Reconciliation of income tax
  provision to statutory rate:
Income tax expense at statutory rate      $20,005    $14,925   $11,377
State income taxes, net of
  federal income tax benefit                  858      1,275     1,347
Amortization of intangibles and other         649        157       360
                                          -------    -------   -------
                                          $21,512    $16,357   $13,084
                                          =======    =======   =======

COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company operates stores and uses distribution and office facilities and equipment leased under noncancellable operating leases, the majority of which provide for renewal options. Future minimum rentals for all noncancellable operating leases as of January 29, 1995 are as follows:

FISCAL YEAR                                         RENT
- -----------------------------------------------------------
                                             (In thousands)
1995                                              $ 70,276
1996                                                67,131
1997                                                59,408
1998                                                51,921
1999                                                44,210
2000 and thereafter                                133,516
                                                  --------
                                                  $426,462
                                                  ========

Rental expense applicable to operating leases was $56,181,000, $33,551,000 and $26,188,000 in 1994, 1993 and 1992, respectively.

CONTINGENCIES

The Company is a defendant from time to time in routine lawsuits incidental to its business. The Company believes that none of such current proceedings, individually or in the aggregate, will have a materially adverse effect on the Company.

STOCK OPTIONS

All full-time employees are eligible to participate in the Michaels Stores, Inc. Key Employee Stock Compensation Program (the "Program"), as amended, under which 3,000,000 shares of common stock have been authorized for issuance. Selected employees and key advisors, including directors, of the Company may participate in the 1992 and 1994 Non-Statutory Stock Option Plans of Michaels Stores, Inc. (the "Plans"), with 3,000,000 shares of common stock having been authorized for issuance under each plan. In addition, stock options have been granted to certain directors and key advisors other than pursuant to the Program or the Plans. The exercise price of all options granted was the fair market value on the date of grant.

                                               EXERCISE PRICE
                              SHARES             PER SHARE
                            ---------          --------------
Exercised during 1992       1,307,838           $3 to $15 1/4
Exercised during 1993         223,027           $3 to $27
Exercised during 1994         308,424           $3 to $27 7/8
Outstanding at
  January 29, 1995          3,336,313           $3 to $41 7/16
Exercisable at
  January 29, 1995          1,336,803           $3 to $39 1/4


MARKETABLE SECURITIES

The Company invests excess cash in a diversified portfolio consisting of a variety of securities including preferred stocks, mutual funds and government debt instruments, which may include both investment grade and non-investment grade securities. The Company limits its credit exposure to any one entity.
Net realized gains, dividend income, and interest income were $0.1 million, $1.0 million, and $0.3 million, respectively, for 1994 and $4.1 million, $4.0 million, and $1.5 million, respectively, for 1993. Marketable securities held by the Company at January 29, 1995 were classified as available-for-sale securities and carried at fair value under SFAS No. 115, "Accounting for

Certain Investments in Debt and Equity Securities," which the Company adopted in the first quarter of 1994. The aggregate fair value of marketable securities as of January 30, 1994 was $72.0 million.

During 1993 and 1994, Maverick Capital, Ltd. ("Maverick") provided investment management services for the Company. Maverick is owned and managed by a group of individuals, five of whom are directors of the Company. In May 1994, the Company terminated its investment management services agreement with Maverick.

ACQUISITIONS

In February 1994, the Company acquired Treasure House Stores, Inc. ("THSI"), a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of Michaels common stock in a transaction accounted for as a pooling-of-interests. The transaction was not considered material to the Company's sales, net income or financial position of any previous year and therefore the Company's financial statements have not been restated. The accumulated deficit of THSI at January 31, 1994 of $1.2 million has been recorded as a decrease in the Company's retained earnings.

In April 1994, the Company acquired the affiliated arts and crafts store chains of Oregon Craft & Floral Supply Co. ("OCF"), with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral Supply Co. ("H&H"), with eight stores located in southern California, for a total of 455,000 shares of Michaels common stock valued at $18.5 million in a transaction accounted for as a purchase. This transaction resulted in the Company recording an addition to goodwill in the amount of $22.3 million.

Effective July 10, 1994, Michaels acquired Leewards, an arts and crafts retailer with 98 stores located primarily in the midwestern and northeastern United States. The acquisition consideration consisted of $7.9 million in cash and 1,257,279 shares of Michaels common stock valued at $39.9 million. Upon consummation of the Leewards acquisition, Michaels also repaid $39.6 million of Leewards' indebtedness. The cost in excess of the estimated fair value of net assets acquired was recorded as goodwill in the amount of $73.7 million.

The OCF, H&H and Leewards transactions were accounted for as purchases; accordingly, the purchase prices have been allocated to assets and liabilities based on estimated fair values as of the respective acquisition dates. The results of operations since the acquisition dates are included in the accompanying consolidated financial statements.

The following pro forma combined net sales, net income and earnings per share data summarize the results of operations for 1994 and 1993 as if Leewards had been acquired as of the beginning of 1993.

                                              PRO FORMA
                                     ---------------------------
                                       (In thousands, except
                                          per share amounts)

                                        1994             1993
                                     ----------         --------
Net sales                            $1,050,173         $780,302
                                     ==========         ========
Net income (a)                       $   36,456         $ 26,157
                                     ==========         ========
Earnings per share assuming
  full dilution (a)                  $     1.71         $   1.41
                                     ==========         ========

(a) Excludes a $7.1 million charge ($4.4 million after tax or $.21 per share) for store closing and conversion costs.

The pro forma combined financial results do not purport to represent the results of operations which would have occurred had such transaction been consummated at the beginning of the period indicated or the Company's results of operations for any future period. Anticipated operational efficiencies from the integration of the acquisition are not fully reflected in the above pro forma data.

The above pro forma data includes adjustments to: eliminate net sales and related expenses of overlapping Leewards stores that have been closed; eliminate the duplicate occupancy costs of Leewards' distribution center and duplicate purchasing costs; amortize goodwill; expense pre-opening costs in the year incurred; reduce interest expense to Michaels' average borrowing rate; and reflect the tax effects of the above adjustments.

The above pro forma data does not include THSI, OCF or H&H prior to their respective acquisition dates in February 1994 and April 1994, since the acquisitions are not considered material, individually or in the aggregate, to the operating results of the Company.

SUBSEQUENT EVENT

In March 1995, the Company purchased Aaron Brothers Holdings, Inc., which operates a chain of 71 framing and art supplies stores predominantly in California for a purchase price of $25 million in cash, including the assumption of $19.7 million of debt. In 1994, the chain produced sales of approximately $60 million. The transaction will be accounted for as a purchase.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Michaels Stores Inc.

We have audited the accompanying consolidated balance sheets of Michaels Stores, Inc. as of January 29, 1995 and January 30, 1994, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended January 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michaels Stores, Inc. at January 29, 1995 and January 30, 1994, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 1995, in conformity with generally accepted accounting principles.



                                                             ERNST & YOUNG LLP


Dallas, Texas
March 6, 1995

UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA

                               FIRST       SECOND       THIRD      FOURTH
                              QUARTER      QUARTER     QUARTER     QUARTER
- -----------------------------------------------------------------------------
                                 (In thousands except per share data)
1994:
Net sales                    $159,798      $174,204    $283,069    $377,492
Cost of sales and
  occupancy expense           103,511       111,237     187,566     242,423
Operating income                9,071         3,076      14,827      37,062
Net income                      4,967           713(1)    7,813      22,154
Fully-diluted earnings
  per common share           $    .28      $    .04(1)  $   .36    $    .94
Weighted average shares
  outstanding-assuming
  full dilution.               17,856        18,845      21,930      24,577

1993:
Net sales                    $112,961      $115,414     $155,750   $235,563
Cost of sales and
  occupancy expense            73,279        74,150      101,588    154,852
Operating income                5,962         5,756        7,819     21,819
Net income                      3,798         3,635        4,852     14,002
Fully-diluted earnings
  per common share           $    .22      $    .21     $    .28   $    .75
Weighted average shares
  outstanding-assuming
  full dilution                17,130        17,145       17,287     19,932

(1) Includes a one-time charge of $4.4 million, net of tax, or $.23 per share for store closing and conversion costs.