Form 10-K405, Exhibit 13
period 1996-01-28
MICHAELS STORES INC
filed 1996-04-29
CIK 740670

FINANCIAL HIGHLIGHTS                                                 Exhibit 13


                                                   Fiscal Year
                          -----------------------------------------------------------
                             1995          1994       1993        1992        1991
                          -----------------------------------------------------------
                                 (In thousands except per share and store data)
RESULTS OF OPERATIONS:
  Net sales              $1,294,886       $994,563   $619,688    $493,159   $410,899
 Operating (loss)
    income                  (15,046)(1)     64,036     41,356      34,263     25,643
  (Loss) income before
    extraordinary item      (20,417)       35,647     26,287      20,378     10,739(2)
  (Loss) earnings per
    share                     (0.95)         1.76       1.52        1.21        .87(2)

STORES OPEN AT END OF
  PERIOD:
    Michaels                    442           380         220        168         140
    Aaron Brothers               68           n/a         n/a        n/a         n/a

BALANCE SHEET DATA:
  Current assets           $416,292      $418,532    $291,012   $170,021    $125,873
  Total assets              739,780       686,026     397,830    322,099     180,913
  Working capital           228,983       232,442     181,816    104,462      74,786
  Long-term debt            184,140       138,050      97,750     97,750          -
  Total liabilities         403,827       330,109     212,415    166,822      54,614
  Shareholders' equity      335,953       355,917     185,415    155,277     126,299


(1) Includes effect of an unusual pre-tax charge of $64.4 million for costs and expenses primarily associated with an inventory reduction program.

(2) Before extraordinary item related to early retirement of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward looking statements that involve risks and uncertainties, including, but not limited to, customer demand and trends in the arts and crafts industry, related inventory risks due to shifts in customer demand, the effect of economic conditions, the impact of competitors' locations and pricing, the availability of acceptable real estate locations for new stores, difficulties with respect to new technologies such as point-of-sale ("POS") systems, supply constraints or difficulties, the results of financing efforts, the effect of the Company's accounting policies and other risks detailed in the Company's Securities and Exchange Commission filings.

The financial results of Michaels Stores, Inc. (the "Company") in recent years have been significantly affected by the rapid expansion of the Company through both new store openings and acquisitions. In fiscal years 1993, 1994 and 1995, the Company added 54, 184 and 64 stores, respectively, before considering store closures of 2, 24 and 2, respectively. During these periods, the Company obtained a substantial portion of its sales increases from stores added during, or subsequent to, the prior comparable period and thus not yet included in comparable store sales comparisons. During these periods, sales from these newer stores accounted for approximately 88%, 93% and 96%, respectively, of aggregate sales increases. The Company anticipates that future growth will be more moderate than in the past as it continues to focus on return on investment, inventory control, productivity enhancements and improved cash flow. The Company intends to add approximately 12 to 15 Michaels stores and five to ten Aaron Brothers stores in fiscal 1996, of which five Michaels stores have been opened as of April 25, 1996.

In 1994 the Company added 184 Michaels stores in part due to acquisitions.
In February 1994 the Company acquired Treasure House Stores, Inc., a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of the Company's Common Stock. In April 1994 the Company acquired the affiliated arts and crafts stores of Oregon Craft & Floral Supply Co., with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral Supply Co., with eight stores located in southern California, for a total of 455,000 shares of the Company's Common Stock. In July 1994 Michaels acquired Leewards Creative Crafts, Inc. ("Leewards"), an Illinois based arts and crafts retailer which owned 98 stores located primarily in the midwestern and northeastern United States. The acquisition consideration consisted of approximately $7.9 million in cash and 1,195,140 shares of the Company's Common Stock. Upon consummation of the acquisition of Leewards, the Company also repaid approximately $39.6 million of Leewards' indebtedness. Nineteen of these acquired stores were closed and all remaining stores were converted to the Michaels format.

In March 1995 the Company acquired Aaron Brothers, Inc. ("Aaron Brothers"), which currently operates a chain of 68 specialty framing and art supply stores located primarily in California. The acquisition consideration of $25 million consisted of approximately $5.3 million in cash and the assumption of $19.7 million in bank debt. Shortly after consummation of the acquisition, the Company repaid Aaron Brothers' bank debt.

Having achieved its objective of becoming the largest retailer in the arts, crafts and decorative items industry, the Company recognized that it has the critical mass to achieve improved operating efficiencies resulting in higher returns on its invested capital. Toward that end, on August 23, 1995, the Company announced a shift in its focus from sales growth towards realizing higher returns on its invested capital. During the second quarter of fiscal 1995, the Company's management conducted a critical analysis of the composition of the Company's merchandise assortment and the velocity of turnover of individual SKUs and vendor lines included in each category of merchandise. The Company then implemented a program (the "SKU Reduction Program") designed to reduce the amount of the Company's capital allocated to store inventories by approximately 5% on a per-store basis by year-end 1995 compared to year-end 1994. The SKU Reduction Program was implemented by setting new levels of the appropriate number of SKUs to be included in the various merchandise categories and by eliminating slower turning and less profitable product lines without impairing the stores' overall broad selection of more popular merchandise.

As part of promotional activity during the second quarter of fiscal 1995, the Company had begun to identify SKUs to be included in clearance sales in June and July 1995. Concurrently with the analysis which led to the SKU Reduction Program, the Company also identified additional SKUs, including various seasonal SKUs, for clearance or elimination. The Company identified a total of approximately 7,500 SKUs for elimination in the SKU Reduction Program and substantially all of the inventory identified for liquidation has been sold. As a result of the SKU Reduction Program, the Company now offers an assortment of approximately 44,000 SKUs in the typical Michaels store during the course of a year (including seasonal product), of which approximately 31,000 SKUs are "planogrammed" SKUs offered at all times. Moreover, the Company's inventory per Michaels stores at the end of fiscal 1995 was approximately $804,000 per store, which represents a 19% decrease versus the end of fiscal 1994.

The SKU Reduction Program resulted in the Company incurring approximately $64.4 million of unusual costs and expenses for the fiscal quarter ended July 30, 1995, which primarily included costs for inventory liquidated during the quarter as well as anticipated costs of inventory liquidations during the balance of fiscal 1995. The Company believes that operating at lower inventory levels as a result of the SKU Reduction Program will result in an increase in inventory turns, providing improved cash flow and higher returns on invested capital. Management believes that this improved cash flow, combined with lower inventory financing requirements, will also further strengthen the Company's balance sheet.

RECENT DEVELOPMENTS

On April 2, 1996 the Company announced the selection of R. Michael Rouleau as Chief Executive Officer of the Company. Mr. Rouleau had most recently served as Executive Vice President of Store Operations for Lowe's Companies, Inc. since May 1992, and as President of Lowe's Contractor Yard Division since February 1995. Prior to joining Lowe's, Mr. Rouleau was a co-founder and President of Office Warehouse which subsequently merged into Office Max. Douglas B. Sullivan, who succeeded Jack Bush as President of the Company in August 1995, will continue as President and Chief Operating Officer of the Company.

In April 1996 the Company completed a private placement of 2,000,000 shares of the Company's Common Stock at a price of $12.50 per share (the "Private Placement"). The Common Stock was sold through three private transactions with separate entities owned by independent trusts of which family members of Sam Wyly and Charles J. Wyly, Jr. are beneficiaries. The Common Stock is subject to restrictions on future transfer. The Company intends to use the $25 million for working capital purposes and to facilitate future growth.

1996 OUTLOOK

Management of the Company believes that the retail sales environment likely will continue to be soft through the end of fiscal 1996. This outlook is based, in part, upon historically high levels of consumer indebtedness and the number of clearance sales being conducted by other retailers. The Company expects to achieve comparable store sales increases for fiscal 1996 taken as a whole, although there may be comparable store sales decreases in some individual months during the year. The Company expects comparable store sales growth during the first six months of fiscal 1996 as compared to the first six months of fiscal 1995 to be unfavorable because the Company experienced a 9% comparable store sales increase during the first six months of 1995, with such increase principally due to promotional activity conducted during the spring of 1995.

In addition, the Company expects that operating results in the first and second quarters of fiscal 1996 will be negatively impacted by several factors. As a result of the change in merchandise assortment, the Company will relay all stores with new planograms, and may therefore experience disruption in its stores and increased labor costs as the result of the relaying of the planograms as well as the accelerated rollout of the POS system. Further, it is expected that the inventory assortment in the Michaels stores will not attain optimal presentation and in-stock position with the reduced assortment of merchandise until after all of the planograms have been reset. The Company currently anticipates that all planograms will be reset in substantially all of its stores by September 1, 1996. In summary, while the Company expects cash flow from operations to be favorably affected throughout the year and to be higher in fiscal 1996 than in recent years, the favorable effects of the Company's initiatives to improve profitability may not become apparent in the Company's operating results until the second half of fiscal 1996.

RESULTS OF OPERATIONS

The following table shows the percentage of net sales that each item in the Consolidated Statements of Operations represents. This table should be read in conjunction with the following discussion and with the Company's Consolidated Financial Statements, including the related notes.

                                                      Fiscal Year
                                             ------------------------------
                                               1995       1994      1993
- ---------------------------------------------------------------------------
Net sales                                     100.0%     100.0%    100.0%

Cost of sales and occupancy expense            72.3       64.9      65.2
Selling, general and administrative
  expense                                      28.9       28.0      28.1
Store closing and conversion costs              0.0        0.7       0.0
                                              -----      -----     -----
Operating (loss) income                        (1.2)       6.4       6.7
Interest expense                                1.3        0.9       1.0
Other expense and (income), net                 0.2       (0.2)     (1.2)
                                              -----      -----     -----
(Loss) income before income taxes              (2.7)       5.7       6.9
(Benefit) provision for income taxes           (1.1)       2.1       2.7
                                              -----      -----     -----
Net (loss) income                              (1.6)%      3.6%      4.2%
                                              -----      -----     -----
                                              -----      -----     -----

In the discussion below, all percentages given for expense items (excluding taxes) are calculated as a percentage of net sales for the applicable year.

FOR FISCAL 1995 COMPARED TO FISCAL 1994

Net sales in the fiscal year ended January 28, 1996 ("1995") increased $300.3 million, or 30%, over the fiscal year ended January 29, 1995 ("1994"). The results for 1995 included sales from 62 Michaels stores (net of 2 closures) that were opened during the year. During 1995 sales of the newer stores accounted for $287.3 million of the increase. Comparable store sales increased three percent in 1995 compared to the prior year.

Cost of sales and occupancy expense for 1995 increased by 7.4% compared to 1994 due primarily to reduced margin on merchandise associated with the SKU Reduction Program. Other contributing factors included the Company's aggressive promotional strategy during the Christmas holiday sales period and an increase in occupancy expense as a percentage of sales. Occupancy expense increased primarily due to the inclusion of the results of operations of the Aaron Brothers stores, which had higher occupancy expense as a percentage of sales than the typical Michaels store, and to the impact of fixed occupancy expense in certain of the Company's more mature stores that encountered sales declines.

Selling, general and administrative expense increased by 0.9% in 1995 from 1994. A significant portion of the increase can be attributed to the one-time charge taken in the second quarter of 1995 ($4.9 million, or 0.4% of sales) to cover certain retirement costs of the Company's former President and Chief Operating Officer and costs related to the SKU Reduction Program. The balance of the increase was primarily due to increased store depreciation due to the Company's continued investment in its new POS system.

Interest expense for 1995 was $16.8 million compared to $9.1 million in 1994. The increase was due to higher bank borrowings to acquire Aaron Brothers and to finance new stores, investment in POS equipment, and seasonal inventory growth.

Other expense was $3.0 million in 1995 compared to other income of $2.2 million in 1994. The net expense in 1995 was due principally to investment losses sustained as the Company liquidated its remaining investment portfolio, compared to net investment income earned in the prior year.

The effective tax rate changed to a 41.4% benefit rate in 1995 from a 37.6% provision rate in 1994 due principally to the interrelated effects in 1995 of increased goodwill amortization and the level of the Company's pre-tax loss.

FOR FISCAL 1994 COMPARED TO FISCAL 1993

Net sales in 1994 increased $374.9 million, or 60%, over the fiscal year ended January 30, 1994 ("1993"). The results for 1994 included sales from 160 stores (net of 24 closures) that were opened or acquired during the year. During 1994 sales of the newer stores accounted for $348.6 million of the increase. Comparable store sales increased seven percent in 1994 compared to the prior year.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital needs are driven primarily by the seasonal build in inventory to support higher sales in the third and fourth quarters, and to a lesser extent to fund the Company's growth in new stores and systems improvements. Net cash provided by operating activities for 1995 was $9.2 million as compared to net cash used by operating activities of $38.3 million for 1994. Net cash provided by operating activities during 1995 increased primarily due to the SKU Reduction Program. Proceeds from the SKU Reduction Program were used to pay down bank debt.

Capital expenditures (excluding acquisitions) during 1995 were $54.9 million, incurred primarily for the opening of 64 new Michaels stores and the remodeling, relocation or expansion of approximately 27 existing Michaels stores, and to a lesser extent the opening of a new distribution facility and certain computer system enhancements.

The Company plans to spend approximately $60 million to $65 million on capital expenditures during fiscal 1996. The Company plans to add only 12 to 15 Michaels stores, at a cost of approximately $300,000 to $400,000 per store, and five to ten Aaron Brothers stores, at a cost of approximately $135,000 per store. These costs include furniture, fixtures,and equipment. The initial inventory investment associated with the typical new Michaels store ranges from approximately $450,000 to $650,000 depending on the store size, operating format and time of year opened. The inventory invested in the typical new Aaron Brothers store ranges from $120,000 to $135,000. Although leasehold improvement costs tend to vary among locations, the Company expects that capital expenditures related to new store openings will be approximately $6 million in 1996. In addition to new store opening costs and expenses, the Company expects to spend an additional $28 million to $30 million on POS and merchandising systems, approximately $12 million on store relocations and remodeling, $7 million on the relocation of the Company's Texas distribution center, and $7 million to $10 million on the relocation of the Company's corporate offices and various other projects.

The Company's new POS system, which has been installed in more than 240 Michaels stores as of April 25, 1996 and which the Company believes will be in place in almost all Michaels stores by the end of summer 1996, will be financed primarily through a $25 million capital lease with IBM Credit Corporation at an interest rate of approximately 8%.

At January 28, 1996 the Company had working capital of $229.0 million, compared to $232.4 million at January 29, 1995. The Company currently has a bank credit agreement ("Credit Agreement") which provides for an unsecured line of credit, and the issuance of letters of credit, in an aggregate amount not to exceed $200 million. As of January 28, 1996 the Company had $95.7 million in available unused borrowing capacity under the Credit Agreement.
In April 1996 the Company completed the Private Placement resulting in proceeds to the Company of $25 million. The Company used these proceeds to further reduce its borrowings under the Credit Agreement.

Michaels believes that its available cash, funds generated by operations, the IBM capital lease financing and funds available under the Credit Agreement should be sufficient to finance its continuing operations and sustain current growth plans. The Company believes that it can finance an annual store expansion of 12% to 15% (on a store square footage basis) from internally generated cash flow.

SEASONALITY AND INFLATION

The Company's business is seasonal in nature with higher sales in the third and fourth quarters. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 37% of the Company's sales and (excluding 1995) approximately 55% of its operating income.

Management considers the effect of inflation on 1995 results and its projected effect on 1996 financial results to be nominal.

MICHAELS STORES, INC.



CONSOLIDATED BALANCE SHEETS
(In thousands except share data)


                                        January 28, 1996   January 29, 1995
ASSETS                                  ----------------   ----------------
CURRENT ASSETS:
  Cash and equivalents                      $  2,870           $  1,907
  Marketable securities                           -              15,002
  Merchandise inventories                    366,102            375,096
  Income taxes receivable and
    deferred income taxes                     35,177             15,002
  Prepaid expenses and other                  12,143             11,525
                                            --------           --------
    Total current assets                     416,292            418,532
                                            --------           --------

PROPERTY AND EQUIPMENT, AT COST              255,386            204,032
  Less accumulated depreciation              (82,157)           (62,228)
                                            --------           --------
                                             173,229            141,804
                                            --------           --------

COSTS IN EXCESS OF NET ASSETS
  OF ACQUIRED OPERATIONS, NET                143,721            117,377
OTHER ASSETS                                   6,538              8,313
                                            --------           --------
                                             150,259            125,690
                                            --------           --------
                                            $739,780           $686,026
                                            --------           --------
                                            --------           --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                          $ 98,799           $103,649
  Accrued liabilities and other               88,510             82,441
                                            --------           --------
    Total current liabilities                187,309            186,090
                                            --------           --------

BANK DEBT                                     87,200             41,100
CONVERTIBLE SUBORDINATED NOTES                96,940             96,950
OTHER LONG-TERM LIABILITIES                   32,378              5,969
                                            --------           --------
  Total long-term liabilities                216,518            144,019
                                             403,827            330,109
                                            --------           --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, $.10 par value,
    2,000,000 shares authorized,
    none issued                                   -                  -
  Common stock, $.10 par value,
    50,000,000 shares authorized,
    21,504,110 issued and
    outstanding (21,354,167
    in fiscal 1994)                            2,150              2,135
  Additional paid-in capital                 243,325            244,561
  Retained earnings                           90,478            109,221
                                            --------           --------
    Total shareholders' equity               335,953            355,917
                                            --------           --------
                                            $739,780           $686,026
                                            --------           --------
                                            --------           --------


See accompanying notes to consolidated financial statements.

MICHAELS STORES, INC.



CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share data)

                                                   Fiscal Year
                                        -------------------------------
                                          1995        1994       1993
                                        ----------  --------   --------
NET SALES                               $1,294,886  $994,563   $619,688
                                        ----------  --------   --------
Cost of sales and occupancy expense        936,537   644,737    403,869
Selling, general and administrative
  expense                                  373,395   278,716    174,463
Store closing and conversion costs              -      7,074         --
                                        ----------  --------   --------
OPERATING (LOSS) INCOME                    (15,046)   64,036     41,356
Interest expense                            16,841     9,103      6,378
Other expense and (income), net              2,952    (2,226)    (7,666)
                                        ----------  --------   --------
(LOSS) INCOME BEFORE INCOME TAXES          (34,839)   57,159     42,644
(Benefit) provision for income taxes       (14,422)   21,512     16,357
                                        ----------  --------   --------

NET (LOSS) INCOME                       $  (20,417) $ 35,647   $ 26,287
                                        ----------  --------   --------
                                        ----------  --------   --------

(LOSS) EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE:
    Primary                                 $(0.95)    $1.77      $1.53
    Assuming full dilution                  $(0.95)    $1.76      $1.52

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING:
    Primary                                 21,517    20,146     17,231
    Assuming full dilution                  21,517    20,807     19,809


See accompanying notes to consolidated financial statements.

MICHAELS STORES, INC.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                         Fiscal Year
                                              --------------------------------
                                                1995        1994        1993
                                              --------    --------    --------
OPERATING ACTIVITIES:
  Net (loss) income                           $(20,417)   $ 35,647    $ 26,287
  Adjustments:
    Depreciation and amortization               30,928      21,512      12,490
    Other                                          943        (501)     (3,537)
    Change in assets and liabilities
      excluding the effects of acquisitions:
         Merchandise inventories                13,406    (134,671)    (87,885)
         Prepaid expenses and other             (1,534)      5,747      (6,358)
         Deferred income taxes and
           other                               (11,188)      7,276        (611)
         Accounts payable                       (6,585)     37,065      11,545
         Income taxes payable                       -       (8,363)      3,304
         Accrued liabilities and other           3,695      (1,979)     15,830
                                              --------    --------    --------
           Net change in assets and
             liabilities                        (2,206)    (94,925)    (64,175)
                                              --------    --------    --------
           Net cash provided by (used in)
             operating activities                9,248     (38,267)    (28,935)
                                              --------    --------    --------

INVESTING ACTIVITIES:
  Additions to property and equipment          (54,906)    (68,106)    (46,816)
  Net proceeds from sales of property
    and equipment                                3,159          -           -
  Net proceeds from sales of marketable
    securities                                  18,860      44,484      17,807
  Acquisitions and other                       (24,909)    (43,685)         -
                                              --------    --------    --------
           Net cash used in investing
             activities                        (57,796)    (67,307)    (29,009)
                                              --------    --------    --------

FINANCING ACTIVITIES:
  Net borrowings under bank credit
    facilities                                  46,100      28,100      13,000
  Payment of other long-term liabilities          (891)        (89)       (115)
  Proceeds from issuance of common stock         4,302      78,603       3,851

                                              --------    --------    --------
           Net cash provided by financing
             activities                         49,511     106,614      16,736
                                              --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND
  EQUIVALENTS                                      963       1,040     (41,208)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR        1,907         867      42,075
                                              --------    --------    --------
CASH AND EQUIVALENTS AT END OF YEAR           $  2,870    $  1,907    $    867
                                              --------    --------    --------
                                              --------    --------    --------

Cash payments (receipts) for:
  Interest                                    $ 15,236    $  7,166    $  5,034
  Income taxes                                  (2,155)     17,753      11,620


See accompanying notes to consolidated financial statements.

MICHAELS STORES, INC.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the Three Years Ended January 28, 1996
(In thousands except share data)



- ------------------------------------------------------------------------------------------
                                    Number               Additional
                                    of         Common     paid-in     Retained
                                    shares      stock     capital     earnings     Total

- ------------------------------------------------------------------------------------------
BALANCE AT
  JANUARY 31, 1993                 16,474,330    $1,647    $103,340    $50,290    $155,277
    Exercise of stock
      options, net                    223,027        23       3,828         -        3,851
    Net income                             -         -           -      26,287      26,287
                                   ----------    ------    --------    -------    --------
BALANCE AT
  JANUARY 30, 1994                 16,697,357     1,670     107,168     76,577     185,415
    Adjustment for pooling-
      of-interests accounting
      in an acquisition                    -         -           -      (1,157)     (1,157)
    Issuance of shares
      in acquisitions               1,992,268       199      58,257         -       58,456
    Proceeds from stock
      offering                      2,353,432       235      71,980         -       72,215
    Adjustment for change
      in market value of
      marketable securities                -         -           -      (1,514)     (1,514)
    Exercise of stock
      options and other               311,110        31       7,156       (332)      6,855
    Net income                             -         -           -      35,647      35,647
                                   ----------    ------    --------    -------    --------

BALANCE AT
  JANUARY 29, 1995                 21,354,167     2,135     244,561    109,221     355,917
    Retirement of
      shares reacquired              (170,025)      (17)     (5,516)        -       (5,533)
    Adjustment for change
      in market value of
      marketable securities                -          -          -       1,514       1,514
    Exercise of stock
      options and other               319,968        32       4,280        160       4,472
    Net loss                               -         -           -     (20,417)    (20,417)
                                   ----------    ------    --------    -------    --------
BALANCE AT
  JANUARY 28, 1996                 21,504,110    $2,150    $243,325    $90,478    $335,953
                                   ----------    ------    --------    -------    --------
                                   ----------    ------    --------    -------    --------


See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Michaels Stores, Inc. (the "Company") owns and operates a chain of specialty retail stores featuring creative craft products and home decor items. The Company operates nationwide and also has stores in Canada and Puerto Rico.

FISCAL YEAR END

The Company reports on a 52/53-week fiscal year which ends on the Sunday closest to January 31; thus, fiscal 1995 ("1995"), fiscal 1994 ("1994") and fiscal 1993 ("1993"), ended on January 28, 1996, January 29, 1995 and January 30, 1994,
respectively.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MARKETABLE SECURITIES

Marketable securities are carried at fair value, based on quoted market prices or dealer quotes as of the last trading day of the fiscal year. Marketable securities held by the Company at January 29, 1995 were classified as available-for-sale securities. Net realized gains (losses), dividend income, and interest income were: $(2.9) million, $0.5 million and $0.1 million, respectively, for 1995; $0.1 million, $1.0 million and $0.3 million, respectively, for 1994; and $4.1 million, $4.0 million and $1.5 million, respectively, for 1993.

MERCHANDISE INVENTORIES

Store merchandise inventories are valued at the lower of average cost (determined by a retail method) or market. Distribution center inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

During 1995 the Company implemented an inventory SKU reduction program which resulted in charges of approximately $64.4 million primarily associated with the retail markdown of inventories.

PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS

Costs in excess of net assets of acquired operations are being amortized over 40 years on a straight-line basis. Accumulated amortization was $10,532,000 and $7,295,000 as of the end of 1995 and 1994, respectively. The Company assesses the recoverability of costs in excess of net assets acquired annually based on existing facts and circumstances. The Company measures the recoverability of this asset on an on-going basis based on projected earnings before interest, depreciation and amortization, on an undiscounted basis. Should the Company's assessment indicate an impairment of this asset in the future, an appropriate write-down will be recorded.

INTEREST-RATE SWAP AGREEMENTS

The Company enters into interest-rate swap agreements from time to time to modify the interest characteristics of its outstanding debt from a floating rate to a fixed basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt.

ADVERTISING COSTS

Advertising costs are expensed in the period in which the advertising first occurs. In 1995, 1994 and 1993, the Company incurred $62,696,000, $47,089,000 and $29,227,000, respectively, of advertising expense.

STORE PRE-OPENING COSTS

Store pre-opening costs are expensed in the fiscal year in which the store opens. In 1995, 1994 and 1993, the Company incurred $7,466,000, $6,541,000 and
$4,893,000, respectively, of store pre-opening costs.

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

NEW ACCOUNTING PRONOUNCEMENTS

The Company accounts for its stock compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees," and intends to continue to do so.

In the first quarter of fiscal 1996 the Company will adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets." The adoption is not expected to have a material effect on the Company's financial position or results of operations.

DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                   1995         1994
- --------------------------------------------------------------------------------
                                                     (In thousands)
Property and equipment:
  Land and buildings                             $  3,284      $  7,640
  Fixtures and equipment                          183,545       145,253
  Leasehold improvements                           68,557        51,139
                                                 --------      --------
                                                 $255,386      $204,032
                                                 --------      --------
                                                 --------      --------

Accrued liabilities and other:
  Salaries, bonuses and other payroll-
    related costs                                $ 29,467      $ 21,527
  Rent                                              8,237        16,524
  Taxes, other than income and payroll             15,439        13,344
  Other                                            35,367        31,046
                                                 --------      --------
                                                 $ 88,510      $ 82,441
                                                 --------      --------
                                                 --------      --------


DEBT

In January 1993, the Company issued $97.75 million of convertible subordinated notes ("Subordinated Notes") due January 15, 2003. Interest, payable semi-annually on January 15 and July 15, was computed at the rate of 4 3/4% from the date of issuance to January 15, 1996, and at 6 3/4% thereafter. Interest expense is accrued by the Company based on an effective interest rate of 6.38% (including amortization of deferred issuance costs) over the full term of the Subordinated Notes. The Subordinated Notes are redeemable at the option of the Company at redemption prices ranging from 104.14% to 100%. The Subordinated Notes are not entitled to any sinking fund. The Subordinated Notes are convertible into the Company's common stock at any time, at a conversion price of $38 per share. A total of 2,551,053 shares of common stock are reserved for conversion. During 1994 and 1995, a total of $800,000 and $10,000, respectively, in Subordinated Notes were converted to 21,315 shares of the Company's common stock. The fair value, based on dealer quotes, of the outstanding Subordinated Notes as of January 28, 1996 and January 29, 1995 was $76.0 million and $98.6 million, respectively.

The Company has a bank credit agreement ("Credit Agreement") which includes an unsecured line of credit and provides for the issuance of commercial letters of credit. Borrowings under the Credit Agreement, which expires in June 1998, were $87.2 million and $41.1 million at January 28, 1996 and January 29, 1995, respectively. The weighted average interest rates for outstanding borrowings were 7.3% and 7.7% during 1995 and 1994, respectively. Borrowings under the Credit Agreement are limited to the lesser of $200 million or the Company's borrowing base (as defined in the Credit Agreement, $183.1 million at January 28, 1996) in either case minus the aggregate amount of letters of credit outstanding. The Credit Agreement requires the Company to maintain various financial ratios and restricts the Company's ability to pay dividends. On March 4, 1996, the Credit Agreement was amended to provide, among other things, for a waiver of the fixed charges coverage ratio for the fourth quarter of 1995.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of the respective year-end balance sheets are as follows:


                                                   1995            1994
                                                  ----------------------
                                                      (In thousands)
Deferred tax assets:
  Tax inventory in excess of book inventory       $ 3,100        $   748
  Accrued expenses not deductible until paid       13,529         11,114
  Net operating loss and alternative
    minimum tax credit carryforwards               10,390          2,687
  Other - net                                       2,295          1,582
                                                  -------        -------

    Total deferred tax assets                      29,314         16,131

  Valuation allowance for deferred tax assets      (5,077)             -
                                                  -------        -------

    Net deferred tax assets                        24,237         16,131
                                                  -------        -------

Deferred tax liabilities:
  Tax over book depreciation/amortization          12,885          3,546
  Other - net                                       4,608          2,313
                                                  -------        -------

    Total deferred tax liabilities                 17,493          5,859
                                                  -------        -------

Net deferred tax assets                           $ 6,744        $10,272
                                                  -------        -------
                                                  -------        -------


                                      1995          1994          1993
                                    ------------------------------------
                                                (In thousands)
Income tax (benefit) provision:

Federal:
  Current                           $(18,202)     $ 6,103        $14,249
  Deferred                             9,749       14,090            147
                                    --------      -------        -------
Total federal                         (8,453)      20,193         14,396
                                    --------      -------        -------

State:
  Current                             (5,089)       1,319          1,961
  Deferred                              (880)          -              -
                                    --------      -------        -------
Total state                           (5,969)       1,319          1,961
                                    --------      -------        -------
                                    $(14,422)     $21,512        $16,357
                                    --------      -------        -------
                                    --------      -------        -------


                                      1995          1994          1993
                                    ------------------------------------
                                               (In thousands)
Reconciliation of income tax
   provision to statutory rate:

Income tax (benefit) expense
  at statutory rate                 $(12,194)     $20,005        $14,925

State income taxes, net of
  federal income tax effect           (3,879)         858          1,275

Amortization of intangibles
  and other                            1,651          649            157
                                    --------      -------        -------
                                    $(14,422)     $21,512        $16,357
                                    --------      -------        -------
                                    --------      -------        -------


At January 28, 1996, the Company had federal and state net operating loss and tax credit carryforwards of $10,390,000 of which $8,590,000 expire at various dates between 1998 and 2011. When realized, the tax benefit associated with $4,501,000 of such carryforwards will be applied to reduce goodwill.

COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company operates stores and uses distribution centers, office facilities and equipment generally leased under noncancellable operating leases, the majority of which provide for renewal options. Future minimum rentals for all noncancellable operating leases as of January 28, 1996 are as follows:

                                      Fiscal Year             Rent
                                      ----------------------------------
                                                          (In thousands)
                                      1996                      $ 89,582
                                      1997                        85,419
                                      1998                        77,259
                                      1999                        67,433
                                      2000                        56,895
                                      2001 and thereafter        190,901
                                                                --------
                                                                $567,489
                                                                --------
                                                                --------


Rental expense applicable to operating leases was $81,036,000, $56,181,000 and $33,551,000 in 1995, 1994 and 1993, respectively.

The Company has entered into operating leases for two distribution facilities that require that the Company guarantee payment of the residual value of the property to the lessor at the end of each lease. As of January 28, 1996 the guaranteed residual value of assets subject to these leases was $8,439,000.

CONTINGENCIES

In August 1995, two lawsuits were filed by certain security holders against the Company and certain present and former officers and directors seeking class action status on behalf of purchasers of the Company's Common Stock between February 1, 1995 and August 23, 1995. Among other things, the plaintiffs allege that misstatements and omissions by defendants relating to projected and historical operating results, inventory and other matters involving future plans resulted in an inflation of the prices of the Company's Common Stock. The plaintiffs seek on behalf of the purported class an unspecified amount of compensatory damages and reimbursement for the plaintiffs' fees and expenses. The United States District Court for the Northern District of Texas consolidated the two lawsuits on November 16, 1995. The Company and the individual defendants have filed a motion to dismiss the consolidated, amended complaint. The court has not yet ruled on this motion. Discovery related to both class certification issues and the merits of the plaintiffs' claims has been stayed pending resolution of the defendants' motion to dismiss. The Company believes the claims are without merit and intends to vigorously defend this action.

The Company is a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of all known contingencies, including the security holder litigation described above, would not have a material adverse impact on the Company's financial position. However, there can be no assurance that future costs would not be material to results of operations of the Company for a particular future period. In addition, the Company's estimates of future costs are subject to change as events evolve and additional information becomes available during the course of litigation.

Standby letters of credit relating to workers compensation and general liability insurance coverages aggregated $6.5 million as of January 28, 1996.

STOCK OPTIONS

All full-time employees are eligible to participate in the Michaels Stores, Inc. Key Employee Stock Compensation Program (the "Program"), as amended, under which 3,000,000 shares of Common Stock have been authorized for issuance. Select employees and key advisors, including directors, of the Company may participate in the 1992 and 1994 Non-Statutory Stock Option Plans of Michaels Stores, Inc. (the "Plans"), with an aggregate of 4,000,000 shares of Common Stock having been authorized for issuance under the Plans. In addition, stock options have been granted to certain directors and key advisors other than pursuant to the Program or the Plans. The exercise price of all options granted was the fair market value on the date of grant.

                                                            Exercise price
                                        Shares                per share
                                    ----------------------------------------
Exercised during 1993                  223,027              $3     to $27
Exercised during 1994                  308,424              $3     to $27 7/8
Exercised during 1995                  319,705              $8 7/8 to $32 1/4
Outstanding at January 28, 1996      4,067,316              $3     to $17
Exercisable at January 28, 1996        575,335              $3     to $16 3/4


ACQUISITIONS

In February 1994, the Company acquired Treasure House Stores, Inc. ("THSI"), for 280,000 shares of the Company's Common Stock in a transaction accounted for as a pooling-of-interests. The transaction was not considered material to the Company's sales, net income or financial position of any previous year, and therefore the Company's financial statements were not restated.

In April 1994, the Company acquired the affiliated companies that operated the arts and crafts store chains of Oregon Craft & Floral Supply Co. ("OCF") and H&H Craft & Floral Supply Co. ("H&H") for a total of 455,000 shares of the Company's Common Stock valued at $18.5 million in a transaction accounted for as a purchase. This transaction resulted in the Company recording an addition to goodwill in the amount of $22.3 million.

Effective July 10, 1994, Michaels acquired Leewards Creative Crafts, Inc. ("Leewards"), an arts and crafts retailer with 98 stores located primarily in the midwestern and northeastern United States. The acquisition consideration consisted of $7.9 million in cash and 1,257,279 shares of the Company's Common Stock valued at $39.9 million. Upon consummation of the Leewards acquisition, Michaels also repaid $39.6 million of Leewards' indebtedness. The cost in excess of the estimated fair value of net assets acquired was recorded as goodwill in the amount of $77.9 million.

In March 1995, the Company purchased Aaron Brothers, Inc. ("Aaron Brothers"), which operated a chain of 71 framing and art supplies stores predominantly in California, for a purchase price of $25 million consisting of approximately $5.3 million in cash and the assumption of $19.7 million of debt. The transaction was accounted for as a purchase and resulted in the Company recording an addition to goodwill in the amount of $26.7 million.

The OCF, H&H, Leewards and Aaron Brothers transactions were accounted for as purchases; accordingly, the purchase prices have been allocated to assets and liabilities based on estimated fair values as of the respective acquisition dates. The results of operations since the acquisition dates are included in the accompanying consolidated financial statements.

The following pro forma combined net sales, net income and earnings per share data summarize the results of operations for 1994 and 1993 as if Leewards had been acquired as of the beginning of 1993.

                                          Pro Forma
                           (In thousands, except per share amounts)

                                                    1994          1993
                    ----------------------------------------------------
                    Net sales                    $1,050,173     $780,302
                                                 ----------     --------
                                                 ----------     --------

                    Net income (1)               $   36,456     $ 26,157
                                                 ----------     --------
                                                 ----------     --------

                    Earnings per share assuming
                      full dilution(1)           $     1.71     $   1.41
                                                 ----------     --------
                                                 ----------     --------


                     (1) Excludes a $7.1 million charge ($4.4 million
                         after tax or $.21 per share) for store closing and conversion costs.

The above pro forma data does not include THSI, OCF, H&H or Aaron Brothers prior to their respective acquisition dates since the acquisitions were not considered material, individually or in the aggregate, to the operating results of the Company.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Michaels Stores, Inc.

We have audited the accompanying consolidated balance sheets of Michaels Stores, Inc. as of January 28, 1996 and January 29, 1995, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michaels Stores, Inc. at January 28, 1996 and January 29, 1995, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 1996, in conformity with generally accepted accounting principles.


                                       /s/ ERNST & YOUNG LLP


Dallas, Texas
March 6, 1996

UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA



                                  First      Second          Third      Fourth
                                 Quarter     Quarter       Quarter     Quarter
- --------------------------------------------------------------------------------
                                     (In thousands except per share data)
1995:
Net sales                       $265,547    $259,910       $312,696    $456,733
Cost of sales and occupancy
  expense                        172,043     230,133        208,736     325,625
Operating income (loss)           15,420     (54,973)(1)     12,921      11,586
Net income (loss)                  7,557     (33,124)         3,006       2,144
Fully-diluted earnings (loss)
  per common share              $   .35     $  (1.55)      $    .14    $    .10
Weighted average shares
  outstanding - assuming
  full dilution                   21,845      21,413         21,337      21,475

1994:
Net sales                       $159,798    $174,204       $283,069    $377,492
Cost of sales and occupancy
  expense                        103,511     111,237        187,566     242,423
Operating income                   9,071       3,076         14,827      37,062
Net income                         4,967         713(2)       7,813      22,154
Fully-diluted earnings
  per common share              $    .28    $    .04(2)    $    .36    $    .94
Weighted average shares
  outstanding - assuming
  full dilution                   17,856      18,845         21,930      24,577


(1) Includes effect of an unusual pre-tax charge of $64.4 million for costs and expenses primarily associated with an inventory reduction program.

(2) Includes a one-time charge of $4.4 million, net of tax, or $.23 per share for store closing and conversion costs.