Form 10-K, Exhibit 13
period 1997-02-01
MICHAELS STORES INC
filed 1997-05-02
CIK 740670

                                 FINANCIAL HIGHLIGHTS

                    (IN THOUSANDS EXCEPT PER SHARE AND STORE DATA)

                                                             FISCAL YEAR
                                    --------------------------------------------------------------
                                       1996(1)          1995          1994       1993       1992
--------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS:
   Net sales                        $1,378,277      $1,294,886     $ 994,563   $619,688   $493,159
   Operating (loss) income             (20,987)(2)     (15,046)(3)    64,036     41,356     34,263
   Net (loss) income                   (31,233)        (20,417)       35,647     26,287     20,378
   Net (loss) earnings per share         (1.34)          (0.95)         1.76       1.52       1.21

STORES OPEN AT END OF PERIOD:
   Michaels                                453             442           380        220        168
   Aaron Brothers                           72              68           n/a        n/a        n/a

BALANCE SHEET DATA:
   Cash and investments             $   59,069      $    2,870     $  16,909   $ 68,823   $ 42,075
   Merchandise inventories             351,208         366,102       375,096    206,185    118,300
   Current assets                      437,543         416,292       418,532    291,012    170,021
   Total assets                        784,435         739,780       686,026    397,830    322,099
   Working capital                     239,812         228,983       232,442    181,816    104,462
   Long-term debt                      238,608         187,748       138,082     97,803     97,843
   Total liabilities                   451,633         403,827       330,109    212,415    166,822
   Shareholders' equity                332,802         335,953       355,917    185,415    155,277

OTHER FINANCIAL DATA:
   EBITDA                               21,694          12,930        87,800     61,500     43,885
   Cash flow from operations            29,749           9,248       (38,267)   (28,935)    16,809

(1) Fiscal 1996 was a 53-week fiscal year.

(2) Includes effect of an unusual pre-tax charge of $41.2 million for costs associated with an extended sidewalk sale to sell off merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise, and reserves for the closure of four stores and the write-down of leasehold improvements in three others.

(3) Includes effect of an unusual pre-tax charge of $64.4 million for costs primarily associated with an inventory reduction program.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL

The comparability of our financial results in recent years has been significantly affected by the rapid expansion of the Company through both new store openings and acquisitions. In fiscal years 1994, 1995 and 1996, we added 184, 64 and 17 stores, respectively, and closed 24, 2 and 2, respectively. During these periods, a substantial portion of our sales increases came from stores added during or after the prior comparable period and thus not yet included in same-store sales comparisons. During these periods, sales from these newer stores accounted for approximately 93%, 96% and 90%, respectively, of aggregate sales increases. We anticipate that future expansion will be more moderate as we focus on same-store sales improvements, return on investment, inventory control, productivity enhancements and improved cash flow. We intend to add approximately 9 to 12 Michaels stores in fiscal 1997, of which 3 have been opened as of April 15, 1997.

In 1994 we opened 184 stores, of which 25 were acquired in three separate transactions for 735,000 shares of the Company's Common Stock. We also acquired Leewards, which operated 98 stores, for total cash and assumed debt of $47.5 million and 1,195,140 shares of Common Stock. Nineteen of the acquired stores were closed and the rest were converted to the Michaels format.

In 1995 we acquired Aaron Brothers, currently a chain of 72 framing and art supply stores located primarily in California, for a total of $25 million in cash and assumed debt.

Having achieved our objective of becoming the largest retailer in arts, crafts and decorative items, we recognized that we had the critical mass to achieve improved operating efficiencies that could result in higher returns on capital. On August 23, 1995, we announced a shift in focus from sales growth to realizing higher returns on capital. During the second quarter of 1995, we conducted a critical analysis of the composition of our merchandise assortment and the velocity of turnover of individual SKUs and vendor lines included in each category of merchandise. We then implemented a program (the "SKU Reduction Program") designed to reduce the amount of capital invested in inventories.

The SKU Reduction Program resulted in the Company's incurring $64.4 million of unusual costs for the quarter ended July 30, 1995, which primarily were costs for inventory liquidated during the quarter as well as anticipated costs of liquidations during the balance of 1995.

During 1996 we focused on implementing initiatives geared toward improving our merchandising and store operations, including completing the point-of-sale scanning system, redefining the merchandise strategy, selling off merchandise which did not support the new focus, resetting the stores, and improving store staffing effectiveness. Based upon information obtained from the newly installed point-of-sale system, we made a strategic decision late in the third quarter to discontinue our furniture merchandise line and certain other home decor merchandise resulting in a $41.2 million charge in the third quarter. These changes will allow us to focus on an expanded arts and crafts assortment as our core line of business.

We believe that operating at lower inventory levels combined with the improvements in merchandise mix will continue to result in an increase in inventory turns, providing improved cash flow and higher returns on capital. We believe that this improved cash flow, combined with lower inventory financing requirements, slower growth in square footage, and the recent additions to our equity will continue to strengthen our balance sheet.

RESULTS OF OPERATIONS

The following table shows certain percentages of net sales. This table should be read in conjunction with the following discussion and with our Consolidated Financial Statements, including the related notes.

                                                          FISCAL YEAR
                                                    --------------------------
                                                    1996      1995      1994
------------------------------------------------------------------------------
Net sales                                           100.0%    100.0%    100.0%
Cost of sales and occupancy expense                  72.8      72.3      64.9
Selling, general and administrative expense          28.7      28.9      28.0
Store closing and conversion costs                    0.0       0.0       0.7
                                                    -----     -----     -----
Operating (loss) income                              (1.5)     (1.2)      6.4
Interest expense                                      1.5       1.3       0.9
Other expense and (income), net                       0.0       0.2      (0.2)
                                                    -----     -----     -----
(Loss) income before income taxes                    (3.0)     (2.7)      5.7
(Benefit) provision for income taxes                 (0.7)     (1.1)      2.1
                                                    -----     -----     -----
Net (loss) income                                    (2.3)%    (1.6)%     3.6%
                                                    =====     =====     =====


In the discussion below, all percentages given for expense items (excluding taxes) are calculated as a percentage of net sales.

FOR FISCAL 1996 COMPARED TO FISCAL 1995

Net sales in the fiscal year ended February 1, 1997 ("1996") increased $83.4 million, or 6%, over the fiscal year ended January 28, 1996 ("1995"). The results for 1996 included sales from 13 Michaels stores (before the impact of two closures) and 4 Aaron Brothers stores that were opened during the year. Same-store sales declined one percent in 1996. We expect to achieve same-store sales increases for fiscal 1997 taken as a whole, although there may be same-store sales decreases in some individual months during the year based, for example, upon holiday date changes (Easter) and changes in advertising promotions. Our ability to generate same-store sales increases is dependent, in part, on our ability to improve in-stock conditions on the top selling items, to properly allocate seasonal merchandise to the stores, and the success of sales promotion efforts.

Cost of sales and occupancy expense, as a percentage of net sales, for 1996 was 72.8%, an increase of 0.5% compared to 1995. Cost of sales and occupancy expense in 1996 included $47.7 million of unusual costs recorded in the third quarter to cover losses on an extended sidewalk sale starting on Labor Day, markdowns on discontinued furniture and certain other home decor merchandise, reserves for the closure of four stores and the write-down of leasehold improvements in three others. 1995 included a $57.5 million charge taken in the second quarter to cover unusual costs associated with the SKU Reduction Program. Adjusting for both of these unusual items, cost of sales and occupancy expense for 1996 was 69.9%, an increase of 2.0% compared to the prior year, which management believes was due primarily to increases in seasonal and other clearance markdowns and increased distribution and occupancy costs. Distribution costs, as a percentage of net sales, increased primarily due to less efficient utilization of the distribution network and duplicate costs associated with the startup of a new distribution center. We believe that distribution costs will be more effectively leveraged in the future by moving a greater percentage of our merchandise through regional distribution centers in order to reduce more expensive direct-to-store shipments. The increase in occupancy costs, as a percentage of net sales, resulted from a high proportion of newer stores having a relatively low sales base available to absorb fixed occupancy costs coupled with the same-store sales decline. We believe that as same-store sales increase in the future, occupancy costs as a percent of sales will improve.

The $21.0 million operating loss for 1996 reflects $41.2 million of unusual items in the third quarter of 1996 ($50.8 million of unusual costs net of $9.6 million sales) including: a $20 million loss resulting from an extended sidewalk sale starting on Labor Day conducted to sell off merchandise eliminated following the store resets; markdown reserves of $15 million primarily related to our strategic decision to exit the furniture merchandise line and certain other discontinued home decor merchandise; and reserves of $4 million for store closures and the write-down of leasehold improvements.

Interest expense, as a percentage of net sales, was 1.5% for 1996, an increase of 0.2% compared to the prior year primarily due to the higher interest rate on the $125 million of Senior Notes issued in 1996, compared to the short-term bank borrowings in the prior year as well as the incremental debt associated with an IBM capital lease which financed the point-of-sale system.

For 1996 the effective tax benefit rate decreased to 24.0% from 41.4% in 1995 due to the size of the loss in 1996 and our inability to fully carryback the tax losses to prior years.

FOR FISCAL 1995 COMPARED TO FISCAL 1994

Net sales in 1995 increased $300.3 million, or 30%, over the fiscal year ended January 29, 1995 ("1994"). The results for 1995 included sales from 62 Michaels stores (net of 2 closures) that were opened during the year. During 1995 sales of the newer stores accounted for $287.3 million of the increase. Same-store sales increased 3% in 1995 compared to the prior year.

Cost of sales and occupancy expense as a percentage of net sales for 1995 increased by 7.4% compared to 1994 due primarily to reduced margin on merchandise associated with the SKU Reduction Program plus an aggressive holiday promotional strategy and an increase in occupancy expense.

Selling, general and administrative expense increased by 0.9% in 1995 from 1994. A significant portion of the increase was attributable to the costs associated with the retirement of the Company's former President, costs related to the SKU Reduction Program, and increased depreciation due to continued investment in the new point-of-sale system.

Interest expense for 1995 was $16.8 million compared to $9.1 million in 1994. The increase was due to higher bank borrowings to acquire Aaron Brothers and to finance new stores, investment in point-of-sale equipment, and seasonal inventory growth.

The effective tax rate changed to a 41.4% benefit rate in 1995 from a 37.6% provision rate in 1994 due primarily to the interrelated effects in 1995 of increased goodwill amortization and the pre-tax loss.

LIQUIDITY AND CAPITAL RESOURCES

Our working capital needs are driven primarily by a seasonal buildup of inventory to support higher sales in the third and fourth quarters, and to a lesser extent to fund growth in new stores and systems improvements. Net cash provided by operating activities for 1996 was $29.7 million as compared to $9.2 million for 1995. Net cash provided by operating activities during 1996 increased primarily as a result of a decrease in inventory per store and improved payables leveraging due to improved turns and better utilization of vendor terms along with the centralization of payables.

Capital expenditures during 1996 were $33.6 million, incurred primarily for the opening of 13 new Michaels and 4 new Aaron Brothers stores and the remodeling, relocation or expansion of approximately 34 existing Michaels stores, the relocation of a distribution center and the corporate office, and various systems enhancements.

In April 1996 we completed a private placement of 2,000,000 shares of the Company's Common Stock at a price of $12.50 per share. The Common Stock was sold in private transactions with separate entities owned by independent trusts of which family members of Sam Wyly and Charles J. Wyly, Jr., Chairman and Vice Chairman of the Company, respectively, are beneficiaries.

In June 1996 we completed a public offering of $125 million of Senior Notes. We used the full amount of the net proceeds from the sale to reduce indebtedness under our revolving credit facility.

At February 1, 1997, we had working capital of $239.8 million, compared to $229.0 million at January 28, 1996. We currently have a bank credit agreement which provides for an unsecured line of credit of $100 million.

Subsequent to year-end, options to purchase 2,000,000 shares of the Company's Common Stock were exercised on February 28, 1997 in private transactions with entities owned by independent trusts of which Wyly family members are beneficiaries. The options were purchased by the trusts in December of 1996 with an exercise price equal to the then current market price of $10.50 per share. The proceeds will be used to reduce 1997 seasonal borrowing requirements.

We plan to spend approximately $31 to $37 million on capital expenditures during fiscal 1997. We plan to add 9 to 12 Michaels stores for approximately $5 million. We expect to spend $6 to $8 million on merchandising and other information systems, approximately $12 to $14 million on store relocations and remodeling, and $8 to $10 million on various other projects. In addition, we may incur interim construction costs of up to $20 million for the relocation in early 1998 of one of the distribution centers.

We believe that our available cash, funds generated by operations, an IBM capital lease financing and funds available under the bank credit agreement and the Senior Notes should be sufficient to finance continuing operations and sustain current growth plans. We believe that we can finance an annual store expansion of 12% to 15% (on a square footage basis) from internally generated cash flow.

SEASONALITY AND INFLATION

The Company's business is seasonal in nature with higher sales in the third and fourth quarters. Historically, the fourth quarter, which includes the Christmas selling season, has accounted for approximately 37% of the Company's sales and (excluding 1995 and 1996) approximately 55% of its operating income.

We believe that the effect of inflation on 1996 results and the projected effect on 1997 financial results to be nominal.

CONSOLIDATED BALANCE SHEETS                               MICHAELS STORES, INC.
(IN THOUSANDS EXCEPT SHARE DATA)

                                           FEBRUARY 1, 1997    JANUARY 28, 1996
-------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and equivalents                          $  59,069          $  2,870
  Merchandise inventories                         351,208           366,102
  Income taxes receivable and deferred
    income taxes                                   15,207            35,177
  Prepaid expenses and other                       12,059            12,143
                                                ---------          --------
    Total current assets                          437,543           416,292
                                                ---------          --------

PROPERTY AND EQUIPMENT, AT COST                   294,022           255,386
  Less accumulated depreciation                  (104,943)          (82,157)
                                                ---------          --------
                                                  189,079           173,229
                                                ---------          --------
COSTS IN EXCESS OF NET ASSETS OF ACQUIRED
  OPERATIONS, NET                                 140,697           143,721
DEFERRED INCOME TAXES                              10,550                 -
OTHER ASSETS                                        6,566             6,538
                                                ---------          --------
                                                  157,813           150,259
                                                ---------          --------
                                                $ 784,435          $739,780
                                                =========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                              $ 104,966          $ 98,799
  Accrued liabilities and other                    92,765            88,510
                                                ---------          --------
    Total current liabilities                     197,731           187,309
                                                ---------          --------
BANK DEBT                                               -            87,200
SENIOR NOTES                                      125,000                 -
CONVERTIBLE SUBORDINATED NOTES                     96,940            96,940
OTHER LONG-TERM LIABILITIES                        31,962            32,378
                                                ---------          --------
    Total long-term liabilities                   253,902           216,518
                                                ---------          --------
                                                  451,633           403,827
                                                ---------          --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
  Preferred stock, $.10 par value, 2,000,000
    shares authorized, none issued                      -                 -
  Common stock, $.10 par value, 50,000,000
    shares authorized, 23,690,926 issued and
    outstanding (21,504,110 in fiscal 1995)         2,369             2,150
  Additional paid-in capital                      271,405           243,325
  Retained earnings                                59,028            90,478
                                                ---------          --------
    Total shareholders' equity                    332,802           335,953
                                                ---------          --------
                                                $ 784,435          $739,780
                                                =========          ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS                     MICHAELS STORES, INC.
(IN THOUSANDS EXCEPT PER SHARE DATA)

                                                          FISCAL YEAR
                                             ----------------------------------
                                                1996         1995        1994
-------------------------------------------------------------------------------
NET SALES                                    $1,378,277   $1,294,886   $994,563
                                             ----------   ----------   --------
Cost of sales and occupancy expense           1,003,815      936,537    644,737
Selling, general and administrative expense     395,449      373,395    278,716
Store closing and conversion costs                    -            -      7,074
                                             ----------   ----------   --------
OPERATING (LOSS) INCOME                         (20,987)     (15,046)    64,036
Interest expense                                 21,038       16,841      9,103
Other (income) and expense, net                    (952)       2,952     (2,226)
                                             ----------   ----------   --------
(LOSS) INCOME BEFORE INCOME TAXES               (41,073)     (34,839)    57,159
(Benefit) provision for income taxes             (9,840)     (14,422)    21,512
                                             ----------   ----------   --------

NET (LOSS) INCOME                            $  (31,233)  $  (20,417)  $ 35,647
                                             ==========   ==========    =======

(LOSS) EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE:
    Primary                                  $    (1.34)  $    (0.95)  $   1.77
    Assuming full dilution                   $    (1.34)  $    (0.95)  $   1.76

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING:
    Primary                                      23,293       21,517     20,146
    Assuming full dilution                       23,293       21,517     20,807

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS                     MICHAELS STORES, INC.
(IN THOUSANDS)

                                                                                        FISCAL YEAR
                                                                             --------------------------------
                                                                                1996       1995      1994
                                                                             ---------  ---------  ---------
OPERATING ACTIVITIES:
  Net (loss) income                                                          $(31,233)  $(20,417)  $  35,647
  Adjustments:
    Depreciation                                                               37,545     26,752      18,341
    Amortization                                                                4,184      4,176       2,735
    Other                                                                       1,052        943         (65)
    Change in assets and liabilities excluding the effects of acquisitions:
      Merchandise inventories                                                  14,894     13,406    (134,671)
      Prepaid expenses and other                                               (1,076)    (1,534)      5,747
      Deferred income taxes and other                                          (1,314)   (11,188)      7,276
      Accounts payable                                                          6,166     (6,585)     37,065
      Income taxes payable                                                          -          -      (8,363)
      Accrued liabilities and other                                              (469)     3,695      (1,979)
                                                                             --------   --------   ---------
          Net change in assets and liabilities                                 18,201     (2,206)    (94,925)
                                                                             --------   --------   ---------
          Net cash provided by (used in) operating activities                  29,749      9,248     (38,267)
                                                                             --------   --------   ---------
INVESTING ACTIVITIES:
  Additions to property and equipment                                         (33,609)   (54,906)    (68,106)
  Net proceeds from sales of property and equipment                               175      3,159           -
  Net proceeds from sales of marketable securities                              1,122     18,860      44,484
  Acquisitions and other                                                            -    (24,909)    (43,685)
                                                                             --------   --------   ---------
          Net cash used in investing activities                               (32,312)   (57,796)    (67,307)
                                                                             --------   --------   ---------
FINANCING ACTIVITIES:
  Net borrowings under bank credit facilities                                 (87,200)    46,100      28,100
  Payment of other long-term liabilities                                       (2,503)      (891)        (89)
  Proceeds from issuance of Senior Notes                                      120,542          -           -
  Proceeds from issuance of common stock and other                             27,923      4,302      78,603
                                                                             --------   --------   ---------
          Net cash provided by financing activities                            58,762     49,511     106,614
                                                                             --------   --------   ---------
NET INCREASE IN CASH AND EQUIVALENTS                                           56,199        963       1,040
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                       2,870      1,907         867
                                                                             --------   --------   ---------
CASH AND EQUIVALENTS AT END OF YEAR                                          $ 59,069   $  2,870   $   1,907
                                                                             ========   ========   =========

Cash payments (receipts) for:
  Interest                                                                   $ 19,291   $ 15,236   $   7,166
  Income taxes                                                                (17,366)    (2,155)     17,753


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY           MICHAELS STORES, INC.
FOR THE THREE YEARS ENDED FEBRUARY 1, 1997
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        NUMBER              ADDITIONAL
                                                                          OF       COMMON    PAID-IN      RETAINED
                                                                        SHARES      STOCK    CAPITAL      EARNINGS    TOTAL
                                                                      ----------   ------    --------     --------   --------
BALANCE AT JANUARY 30, 1994                                           16,697,357   $1,670    $107,168     $ 76,577   $185,415
  Adjustments for pooling-of-interests accounting in an acquisition            -        -           -       (1,157)    (1,157)
  Issuance of shares in acquisitions                                   1,992,268      199      58,257            -     58,456
  Proceeds from stock offering                                         2,353,432      235      71,980            -     72,215
  Adjustments for change in market value of marketable securities              -        -           -       (1,514)    (1,514)
  Exercise of stock options and other                                    311,110       31       7,156         (332)     6,855
  Net income                                                                   -        -           -       35,647     35,647
                                                                      ----------   ------    --------     --------   --------
BALANCE AT JANUARY 29, 1995                                           21,354,167    2,135     244,561      109,221    355,917
  Retirement of shares reacquired                                       (170,025)     (17)     (5,516)           -     (5,533)
  Adjustment for change in market value of marketable securities               -        -           -        1,514      1,514
  Exercise of stock options and other                                    319,968       32       4,280          160      4,472
  Net loss                                                                     -        -           -      (20,417)   (20,417)
                                                                      ----------   ------    --------     --------   --------
BALANCE AT JANUARY 28, 1996                                           21,504,110    2,150     243,325       90,478    335,953
  Proceeds from private placement                                      2,000,000      200      24,800            -     25,000
  Exercise of stock options and other                                    186,816       19       3,280         (217)     3,082
  Net loss                                                                     -        -           -      (31,233)   (31,233)
                                                                      ----------   ------    --------     --------   --------
BALANCE AT FEBRUARY 1, 1997                                           23,690,926   $2,369    $271,405     $ 59,028   $332,802
                                                                      ==========   ======    ========     ========   ========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Michaels Stores, Inc. (the "Company") owns and operates a chain of specialty retail stores featuring a wide selection of picture framing materials and services, silk and dried flowers, hobby and art supplies, creative crafts, and party, seasonal and holiday merchandise. The Company operates in 45 states, Canada and Puerto Rico.

FISCAL YEAR END

The Company reports on a 52/53-week fiscal year which ends on the Saturday closest to January 31. Thus fiscal 1996 ("1996") ended on February 1, 1997 and had 53 weeks. Previous fiscal years ended on the Sunday closest to January 31; thus fiscal 1995 ("1995") and fiscal 1994 ("1994") ended on January 28, 1996 and January 29, 1995, respectively.

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Certain fiscal 1995 and 1994 amounts have been reclassified to conform to the fiscal 1996 presentation.

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

Fiscal 1996 included $41.2 million of unusual costs recorded in the third quarter to cover losses on an extended sidewalk sale to sell off merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise, and reserves for the closure of four stores and the write-down of leasehold improvements in three others.

During 1995 the Company implemented an inventory SKU reduction program which resulted in charges of approximately $64.4 million primarily associated with the retail markdown of inventories.

PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Useful lives of buildings, fixtures and equipment, leasehold improvements, and capital leases are generally estimated to be 30, 8, 10, and 5 years, respectively. Amortization of assets recorded under capital leases is included in depreciation expense.

Statement of Financial Accounting Standards No. 121 "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of" was implemented in January 1996. This statement had no material impact on the Company's 1996 results of operations or financial position.

COSTS IN EXCESS OF NET ASSETS OF ACQUIRED OPERATIONS

Costs in excess of net assets of acquired operations are being amortized over 40 years on a straight-line basis. Accumulated amortization was $14,061,000 and $10,532,000 as of the end of 1996 and 1995, respectively. The Company assesses the recoverability of costs in excess of net assets acquired annually based on existing facts and circumstances. The Company measures the recoverability of this asset on an ongoing basis based on projected earnings before interest, depreciation and amortization, on an undiscounted basis. Should the Company's assessment indicate an impairment of this asset in the future, an appropriate write-down will be recorded.

INTEREST-RATE SWAP AGREEMENT

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

ADVERTISING COSTS

Advertising costs are expensed in the period in which the advertising first occurs. In 1996, 1995 and 1994, the Company incurred $63,505,000, $62,696,000 and $47,089,000, respectively, of advertising expense.

STORE PRE-OPENING COSTS

Store pre-opening costs are expensed in the fiscal year in which the store opens. In 1996, 1995 and 1994, the Company incurred $3,206,000, $7,466,000 and $6,541,000, respectively, of store pre-opening costs.

EARNINGS PER SHARE

Earnings per share data are based on the weighted average number of shares outstanding, including common stock equivalents and other dilutive securities. The assumed conversion of the convertible subordinated notes was dilutive for the fourth quarter and full year of 1994 and was therefore included in the calculation of fully diluted earnings per share data for those periods.

DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

                                                        1996        1995
--------------------------------------------------------------------------
                                                         (IN THOUSANDS)
Property and equipment:
  Land and buildings                                   $  3,284   $  3,284
  Fixtures and equipment                                193,703    178,069
  Leasehold improvements                                 73,616     68,557
  Capital leases                                         23,419      5,476
                                                       --------   --------
                                                       $294,022   $255,386
                                                       ========   ========

Accrued liabilities and other:
  Salaries, bonuses and other payroll-related costs    $ 23,946   $ 29,467
  Rent                                                    9,019      8,237
  Taxes, other than income and payroll                   16,097     15,439
  Current portion of capital lease obligations            4,215        981
  Other                                                  39,488     34,386
                                                       --------   --------
                                                       $ 92,765   $ 88,510
                                                       ========   ========


EQUITY

In April 1996 the Company completed a private placement of 2,000,000 shares of the Company's Common Stock at a price of $12.50 per share (the "Private Placement"). The Common Stock was sold through three private transactions with separate entities owned by independent trusts of which family members of Sam Wyly and Charles J. Wyly, Jr. are beneficiaries. The shares of Common Stock sold in the Private Placement are subject to certain restrictions on future transfer. In addition, the Company will be required to register the shares issued in the Private Placement pursuant to the Securities Act of 1933, as amended, upon demand by the holders of the shares after one year from the date of purchase.

Subsequent to year end, options to purchase 2,000,000 shares of the Company's Common Stock were exercised on February 28, 1997 through private transactions with entities owned by independent trusts of which Wyly family members are beneficiaries. The shares are subject to various restrictions on future transfers. The options were purchased by the trusts in December of 1996 with an exercise price equal to the then current market price of $10.50 per share. The proceeds will be used to reduce 1997 seasonal borrowing requirements.

DEBT

In June 1996 the Company completed a public offering of $125 million of Senior Notes (the "Notes"). The Notes bear interest at a rate of 10 7/8% payable June 15 and December 15 of each year commencing December 15, 1996, and mature on June 15, 2006. The Notes are not redeemable prior to June 15, 2001, except that until June 15, 1999, the Company may redeem, at its option, up to an aggregate of $25 million principal amount of the Notes at 110.00% plus accrued interest to the date of redemption with the net proceeds of one or more Equity Offerings if at least $100 million aggregate principal amount of the Notes remains outstanding after each such redemption. On or after June 15, 2001, the Notes are redeemable at the option of the Company, in whole or in part, at redemption prices ranging from 105.44% in 2001 to 100.00% in 2004, plus accrued interest to the date of redemption. In addition, the Indenture under which the Notes have been issued contains certain covenants, including but not limited to restrictions on (1) debt; (2) payments such as dividends, repurchases of the Company's Common Stock, repurchases of subordinated obligations; (3) distributions from subsidiaries; (4) sales of assets; (5) transactions with affiliates; (6) liens; and (7) mergers, consolidations and transfers of all or substantially all assets. The Company used the full amount of the net proceeds from the sale of the Notes to reduce indebtedness under the Credit Agreement. The fair value, based on dealer quotes, of the outstanding Notes as of February 1, 1997 was $121.9 million.

In January 1993, the Company issued $97.75 million of convertible subordinated notes ("Subordinated Notes") due January 15, 2003. Interest, payable semi-annually on January 15 and July 15, was computed at the rate of 4 3/4% from the date of issuance to January 15, 1996, and at 6 3/4% thereafter. Interest expense is accrued by the Company based on an effective interest rate of 6.38% (including amortization of deferred issuance costs) over the full term. The Subordinated Notes are redeemable at the option of the Company at redemption prices ranging from 104.14% to 100%, and are not entitled to any sinking fund. They are convertible into the Company's Common Stock at any time, at a conversion price of $38 per share. A total of 2,551,053 shares of Common Stock are reserved for conversion. During 1995 and 1994, a total of $10,000 and $800,000, respectively, in Subordinated Notes were converted to 21,315 shares of the Company's Common Stock. The fair value, based on dealer quotes, of the outstanding Subordinated Notes as of February 1, 1997 and January 28, 1996 was $76.7 million and $76.0 million, respectively.

The Company has a bank credit agreement which is unsecured and provides for the issuance of commercial letters of credit. Borrowings under the credit agreement, which expires in June 1999, were $87.2 million at January 28, 1996. There were no borrowings outstanding at February 1, 1997. The weighted average interest rates for borrowings were 7.2% and 7.3% during 1996 and 1995, respectively. Borrowings are limited to the lesser of $100 million or the Company's borrowing base (as defined in the credit agreement, $51.9 million at February 1, 1997) in either case minus the aggregate amount of letters of credit outstanding. The credit agreement requires the Company to maintain various financial ratios and restricts the Company's ability to pay dividends.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets as of the respective year-end balance sheets are as follows:

                                                        1996        1995
--------------------------------------------------------------------------
                                                         (IN THOUSANDS)
Deferred tax assets:
  Net operating loss, general business credit and
    alternative minimum tax credit carryforwards       $ 37,397   $ 10,390
  Tax inventory in excess of book inventory                   -      3,100
  Accrued expenses not deductible until paid              9,533     13,529
  Other - net                                             3,728      2,295
                                                       --------    -------
    Total deferred tax assets                            50,658     29,314
  Valuation allowance                                   (11,513)    (5,077)
                                                       --------    -------
    Net deferred tax assets                              39,145     24,237
                                                       --------    -------

Deferred tax liabilities:
  Tax over book depreciation/amortization                19,273     12,885
  Other - net                                             5,252      4,608
  Book inventory in excess of tax inventory                 710          -
                                                       --------    -------
    Total deferred tax liabilities                       25,235     17,493
                                                       --------    -------
Net deferred tax assets                                $ 13,910    $ 6,744
                                                       ========    =======


                                            1996         1995        1994
-----------------------------------------------------------------------------
                                                    (IN THOUSANDS)
Income tax (benefit) provision:
  Federal:
    Current                              $ (9,250)    $ (18,202)    $ 6,103
    Deferred                                 (590)        9,749      14,090
                                         --------      --------     -------
  Total federal                            (9,840)       (8,453)     20,193
                                         --------      --------     -------
  State:
    Current                                     -        (5,089)      1,319
    Deferred                                    -          (880)          -
                                         --------      --------     -------
  Total state                                   -        (5,969)      1,319
                                         --------      --------     -------
                                         $ (9,840)     $(14,422)    $21,512
                                         ========      ========     =======


Reconciliation of income tax provision to statutory rate:

  Income tax (benefit) expense
    at statutory rate                    $(14,376)     $(12,194)    $20,005
  Foreign loss not benefited                2,602           596          16
  Increase in valuation allowance           3,271             -           -
  State income taxes, net of
    federal income tax effect                   -        (3,879)        858
  Amortization of intangibles
    and other                              (1,337)        1,055         633
                                         --------      --------     -------
                                         $ (9,840)     $(14,422)    $21,512
                                         ========      ========     =======


At February 1, 1997, the Company had federal and state net operating loss and tax credit carryforwards of $37,397,000 of which $34,486,000 expire at various dates between 1998 and 2012. When realized, the tax benefit associated with $4,690,000 of such carryforwards will be applied to reduce goodwill.

COMMITMENTS AND CONTINGENCIES


COMMITMENTS

The Company operates stores and uses distribution centers, office facilities and equipment generally leased under noncancellable operating leases, the majority of which provide for renewal options. In addition, the Company also leases its POS system under the IBM Capital Lease which is a five-year lease at an interest rate of approximately 8%. Future minimum annual rental commitments for all noncancellable leases as of February 1, 1997 are as follows:

                                                        OPERATING   CAPITAL
                                                         LEASES     LEASES
---------------------------------------------------------------------------
                                                           (IN THOUSANDS)
1997                                                    $ 91,710    $ 5,645
1998                                                      85,796      5,645
1999                                                      76,300      5,645
2000                                                      66,811      5,556
2001                                                      58,326      2,089
Thereafter                                               185,914          -
                                                        --------    -------
Total minimum rental commitments                        $564,857     24,580
Less: amounts representing interest                     ========      3,697
                                                                    -------
Present value of obligations                                         20,883
Less: current portion                                                 4,215
                                                                    -------
Long-term obligations                                               $16,668
                                                                    =======


Rental expense applicable to noncancellable operating leases was $87,941,000, $81,036,000 and $56,181,000 in 1996, 1995 and 1994, respectively.

The Company has entered into operating leases on two distribution facilities that require that the Company guarantee payment of the residual value of the property to the lessor at the end of each lease. As of February 1, 1997, the guaranteed residual value of assets subject to these leases was $24,099,000.

CONTINGENCIES

In August 1995, two lawsuits were filed by certain security holders against the Company and certain present and former officers and directors seeking class action status on behalf of purchasers of the Company's Common Stock between February 1, 1995 and August 23, 1995. Among other things, the plaintiffs allege that misstatements and omissions by defendants relating to projected and historical operating results, inventory and other matters involving future plans resulted in an inflation of the price of the Company's Common Stock during the period between February 1, 1995 and August 23, 1995. The plaintiffs seek on behalf of the class an unspecified amount of compensatory damages and reimbursement for the plaintiffs' fees and expenses. The United States District Court for the Northern District of Texas consolidated the two lawsuits on November 16, 1995. The Court certified a class on March 24, 1997 and discovery is proceeding. The Company believes that it has meritorious defenses to this action and intends to defend itself vigorously.

A lawsuit was commenced against the Company and several other parties on September 19, 1994 in the Superior Court of Stanislaus County, California, on behalf of a former employee, Naomi Snyder, her child, and her husband. The complaint alleges that the former employee and her then-unborn child were exposed to excessive levels of carbon monoxide in one of the Company's stores caused by a propane gas powered floor buffer which was operated by an outside cleaning service, resulting, among other things, in severe and permanent injuries to the child. Plaintiffs' Statement of Damages, filed on or about January 26, 1995, seeks $11 million. On April 10, 1995 the trial court ruled that the plaintiffs' pleadings did not state a cause of action against the Company upon which relief could be granted. However, the ruling by the trial court was overturned by the Court of Appeals of the State of California, Fifth Appellate District, on September 23, 1996. On or about November 1, 1996 the Company filed its petition for review with the California Supreme Court requesting a review of the appellate decision. Review was granted on December 23, 1996. Should the California Supreme Court sustain the appellate court ruling and remand the case to the trial court, the Company believes it has meritorious defenses to this action and will defend itself vigorously.

The Company is a defendant from time to time in lawsuits incidental to its business. Based on currently available information, the Company believes that resolution of all known contingencies, including the litigation described above, is uncertain, and there can be no assurance that future costs related to such litigation would not be material to the Company's financial position or results of operations.

STOCK OPTIONS

All full-time employees are eligible to participate in the Michaels Stores, Inc. Key Employee Stock Compensation Program (the "Program"), as amended, under which 3,000,000 shares of Common Stock have been authorized for issuance. Select employees and key advisors, including directors, of the Company may participate in the 1992 and 1994 Non-Statutory Stock Option Plans of Michaels Stores, Inc. (the "Plans"), with an aggregate of 5,500,000 shares of Common Stock having been authorized for issuance under the Plans. Shares issued prior to 1996 generally vest over and are fully vested four years from grant date while those issued in 1996 generally vest over and are fully vested two years from grant date.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123 ("Statement 123"), "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized according to the provisions of APB 25.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for the options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 1996 and 1995, respectively; risk-free interest rates of 6.08% and 6.12%; no dividend yield; volatility factors of the expected market price of the Company's Common Stock of 56.6%; and a weighted average expected life of the options of
2.95 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Because options vest over several years and additional option grants are expected, the effects of the following hypothetical calculations are not likely to be representative of similar future calculations.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                          1996         1995
------------------------------------------------------------------------------
                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Pro forma net loss                                      $(50,694)    $(28,055)
Pro forma loss per share:
  Primary                                               $  (2.18)    $  (1.30)
  Assuming full dilution                                $  (2.18)    $  (1.30)

For 1996 and 1995, the Company's stock option activity is summarized below:

                                                  1996                       1995
                                      ------------------------------------------------------
                                                      WEIGHTED                   WEIGHTED
                                                       AVERAGE                    AVERAGE
                                         OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE
--------------------------------------------------------------------------------------------
Outstanding at beginning of year          4,067        $16.48        3,336        $26.28
Granted                                   4,214         11.72        3,031         16.81
Exercised                                  (187)        12.31         (320)        11.86
Forfeited/Expired                          (554)        14.09       (1,980)        19.87
                                          -----        ------       ------        ------
Outstanding at end of year                7,540        $12.07        4,067        $16.48
                                          =====        ======       ======        ======
Exercisable at end of year                5,117        $11.86          345        $15.85
Weighted average fair value of
  options granted during the year        $ 3.48                     $ 7.20

In fiscal 1994, options to purchase 308,424 shares of Common Stock were exercised at prices ranging from $3 to $27 7/8. Exercise prices for options outstanding as of February 1, 1997 ranged from $10 to $18 3/8. The weighted average remaining contractual life of the options is 2 years.

ACQUISITIONS

In February 1994, the Company acquired Treasure House Stores, Inc. ("THSI"), for 280,000 shares of the Company's Common Stock in a transaction accounted for as a pooling-of-interests. The transaction was not considered material to the Company's sales, net income or financial position of any previous year and therefore the Company's financial statements were not restated.

In April 1994, the Company acquired the affiliated companies that operated the arts and crafts store chains of Oregon Craft & Floral Supply Co. ("OCF") and H&H Craft & Floral Supply Co. ("H&H") for a total of 455,000 shares of the Company's Common Stock valued at $18.5 million. This transaction resulted in the Company recording an addition to goodwill in the amount of $22.3 million.

In July 1994, the Company acquired Leewards Creative Crafts, Inc. ("Leewards"), an arts and crafts retailer with 98 stores located primarily in the midwestern and northeastern United States. The acquisition consideration consisted of $7.9 million in cash and 1,257,279 shares of the Company's Common Stock valued at $39.9 million. Upon consummation of the Leewards acquisition, the Company also repaid $39.6 million of Leewards' indebtedness. The cost in excess of the estimated fair value of net assets acquired was recorded as goodwill in the amount of $77.9 million.

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

The following pro forma combined net sales, net income and earnings per share data summarize the results of operations for 1994 as if Leewards had been acquired as of the beginning of 1994.

                                                      PRO FORMA
                                                      ----------
                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                         1994
                                                      ----------
Net sales                                             $1,050,173
                                                      ==========
Net income(1)                                         $   36,456
                                                      ==========
Earnings per share assuming full dilution(1)          $     1.71
                                                      ==========

(1) Excludes a $7.1 million charge ($4.4 million after tax or $.21 per share) for store closing and conversion costs.

The above pro forma data does not include THSI, OCF, H&H or Aaron Brothers prior to their respective acquisition dates since the acquisitions were not considered material, individually or in the aggregate, to the operating results of the Company.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Michaels Stores, Inc.

     We have audited the accompanying consolidated balance sheets of Michaels Stores, Inc. as of February 1, 1997 and January 28, 1996, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Michaels Stores, Inc. at February 1, 1997 and January 28, 1996, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.






Dallas, Texas
March 12, 1997


UNAUDITED SUPPLEMENTAL QUARTERLY FINANCIAL DATA

                                                FIRST       SECOND        THIRD        FOURTH
                                               QUARTER      QUARTER      QUARTER       QUARTER
----------------------------------------------------------------------------------------------
                                                     (IN THOUSANDS EXCEPT PER SHARE DATA)
1996:
Net sales                                     $301,875     $260,476     $322,221      $493,705
Cost of sales and occupancy expense            205,067      184,574      259,928       354,246
Operating income (loss)                          7,838       (8,079)     (37,619)(1)    16,873
Net income (loss)                                2,725       (7,933)     (34,230)        8,205
Primary earnings (loss) per common share      $    .12     $   (.34)    $  (1.45)     $    .35
Weighted average shares outstanding             22,459       23,532       23,553        23,629

1995:
Net sales                                     $265,547     $259,910     $312,696      $456,733
Cost of sales and occupancy expense            172,043      230,133      208,736       325,625
Operating income (loss)                         15,420      (54,973)(2)   12,921        11,586
Net income (loss)                                7,557      (33,124)       3,006         2,144
Primary earnings (loss) per common share      $    .35     $  (1.55)    $    .14      $    .10
Weighted average shares outstanding             21,845       21,413       21,337        21,475

(1) Includes effect of an unusual pre-tax charge of $41.2 million for costs associated with an extended sidewalk sale to sell off merchandise that was eliminated following store resets, markdowns on discontinued furniture and other home decor merchandise, and reserves for the closure of four stores and the write-down of leasehold improvements in three others.
(2) Includes effect of an unusual pre-tax charge of $64.4 million for costs primarily associated with an inventory reduction program.